Exhibit 99.1 – Annual Information Form

GOLD RESERVE INC.

ANNUAL INFORMATION FORM

For The Year Ended December 31, 2018

As filed on April 26, 2019

Exhibit 99.1   Annual Information Form - Page 1

Exhibit 99.1   Annual Information Form - Page 2

The Company

In this Annual Information Form, the terms "Gold Reserve", the "Company" "we," "us," or "our," refer to Gold Reserve Inc. and its consolidated subsidiaries and affiliates, unless the context requires otherwise. When appropriate, capitalized terms are defined herein.

Gold Reserve, an exploration stage company, is engaged in the business of acquiring, exploring and developing mining projects. We were incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014. We are the successor issuer to Gold Reserve Corporation which was incorporated in 1956. We have only one operating segment, the exploration and development of mineral properties. We currently employ seven individuals. The Class A common shares (the "Class A Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") and the OTCQX under the symbol GRZ and GDRZF, respectively.

We have no commercial production at this time. Recent net income and positive cash flow are a result of the payments made to us by the Bolivarian Republic of Venezuela ("Venezuela") pursuant to the Settlement Agreement (as defined herein). Historically we have financed our operations through the issuance of common stock, other equity securities and debt. Funds necessary for ongoing corporate activities, including the development of the Siembra Minera Project (as defined herein) or other future investments and/or transactions if any, cannot be determined at this time and are subject to available cash, future payments under the Settlement Agreement or future financings.

Our registered office is located at the office of Norton Rose Fulbright Canada LLP, 400 3rd Avenue SW, Suite 3700, Calgary, Alberta T2P 4H2, Canada. Telephone and fax numbers for our registered agent are 403.267.8222 and 403.264.5973, respectively. Our administrative office is located at 999 West Riverside Avenue, Suite 401, Spokane, WA 99201, U.S.A. and our telephone and fax numbers are 509.623.1500 and 509.623.1634, respectively.

We conduct our business primarily through our wholly-owned subsidiaries. The following table lists the names of our significant subsidiaries, our ownership in each subsidiary and each subsidiary's jurisdiction of incorporation or organization.

Subsidiary	Ownership	Domicile
Gold Reserve Corporation	100%	Montana, USA
GR Mining (Barbados) Inc.	100%	Barbados
GR Procurement (Barbados) Inc.	100%	Barbados
GR Mining Group (Barbados) Inc.	100%	Barbados

In October 2016, together with Venezuela, we established Siembra Minera of which we own 45%, to develop the Siembra Minera Project. Our investment in Siembra Minera is accounted for as an equity investment.

We maintain our accounts in U.S. dollars and prepare our financial statements in accordance with accounting principles generally accepted in the United States. Our audited consolidated financial statements as at December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017 are available for review at www.sedar.com and www.sec.gov. All information in this Annual Information Form is as of April 26, 2019, unless otherwise noted.

Unless otherwise indicated, all references to "$", “U.S. $” or "U.S. dollars" in this Annual Information Form refer to U.S. dollars and references to "Cdn$" or "Canadian dollars" refer to Canadian dollars. The 12 month average rate of exchange for one Canadian dollar, expressed in U.S. dollars, for each of the last two calendar years equaled 0.7716 and 0.7705, respectively, and the exchange rate at the end of each such period equaled 0.7329 and 0.7989, respectively.

Exhibit 99.1   Annual Information Form - Page 3

General Development of the Business

Venezuela's political, economic and social conditions

During the past several years Venezuela has experienced a substantial increase in violent and property related crime. The country's overall infrastructure (including transportation, utilities, government services, food supplies, law enforcement and medical assistance and benefits) has generally collapsed. Venezuela's annual inflation rate has surged dramatically and its GDP has contracted significantly. More than half of the population is reported to be living under conditions of extreme poverty and millions of Venezuelans have emigrated because of the economic crisis and general unrest. In the past year Venezuela has made late payments or defaulted on certain debt and the nation's central bank is reported to have limited funds in reserve. These issues, among others, have hindered our ability to develop certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising what is known as the Siembra Minera Project (the “Siembra Minera Project”) and are expected to continue in the future. In early 2019, amid mass protests against the current government, Venezuelan opposition leader Juan Guaido declared himself the interim president of Venezuela promising to lead a transitional government and hold free elections. The U.S., Canada and a number of Latin American countries have announced their support of Guaido's efforts. As of the date of this Annual Information Form, there has been no change of government in Venezuela.

 U.S. and Canadian Sanctions

Since 2015, the U.S. and Canadian governments have issued various sanctions (See "Description of the Business– U.S. and Canadian Sanctions") which generally prohibit the Company and its management or its employees from dealing with certain Venezuelan individuals and entities or entering into certain financial transactions and which may negatively impact our ability to do business in Venezuela (the “Sanctions”). While the Sanctions generally do not prohibit our ability to receive transfers of funds from Venezuela or fund our activities related to the Siembra Minera Project, such Sanctions have historically complicated the transfer of funds associated with the Settlement Agreement from Venezuela to our North American bank account and impaired our ability to participate in any funding of Siembra Minera (as defined below) or otherwise make further investments in Siembra Minera (See “Empresa Mixta Ecosocialista Siembra Minera, S.A”).

In March 2019, the US Treasury Department’s Office of Foreign Assets Control (“OFAC”) designated Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") as a Specially Designated National (“SDN”) pursuant to a November 1, 2018 Executive Order (an “EO”). As a result of this designation, the Company’s access to the funds held in a trust account at Bandes Bank (the “Trust Account”) has been blocked and, as a result, the Company has recorded an impairment loss of $21.5 million representing the balance of the funds remaining in the Trust Account. The Trust Account and funds will remain blocked until OFAC delists Bandes Bank as an SDN or OFAC issues a specific license to the Company to unblock this property.

On April 15, 2019, the Government of Canada imposed Sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act. The imposition of such additional Sanctions on certain individuals within the Venezuelan government poses a significant impediment to the Company’s ability to work with officials who oversee the development of the Company’s interest in the Siembra Minera Project and those responsible for the payment and transfer of funds associated with the Settlement Agreement.

Settlement of Arbitration Award

In July 2016, we signed a Settlement Agreement with Venezuela pursuant to which Venezuela agreed to pay us damages related to a judgement of the International Centre for the Settlement of Investment Disputes (“ICSID”) totaling $713 million in damages, plus pre-award interest and legal costs and expenses (the “Award”) and purchase mining data compiled in association with our development of the Brisas Project (the “Mining Data”) (See "Description of the Business –Brisas Arbitral Award Settlement and Mining Data Sale").

As of the date of this Annual Information Form, Venezuela has transferred approximately $165.2 million in cash and approximately $88.5 million of Venezuelan government bonds (representing the market value at the time of the agreement) which were later sold for approximately $74.3 million and the Company realized a $14.2 million loss on the sale during the year ended December 31, 2018. On a cumulative basis Venezuela has reduced its obligation to the Company by approximately $254 million. Venezuela continues to be in arrears from March 2018 through the date of this Annual Information Form totaling approximately $413 million, not including the balance in the Trust Account.

Exhibit 99.1   Annual Information Form - Page 4

Given the current political, economic and social conditions in Venezuela, as well as the effects of Sanctions, it is unclear when or if Venezuela will pay the remaining obligations contained in the Settlement Agreement totaling approximately $778 million or when or if the Company will decide to re-commence its efforts to collect the remaining amount of the Award including interest (See "U.S. and Canadian Sanctions" and "Cautionary Statement Regarding Forward-Looking Statements and Information").

 Empresa Mixta Ecosocialista Siembra Minera, S.A.

In October 2016, together with an affiliate of the government of Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”), which is a "mixed company," beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government-controlled corporation, and 45% by Gold Reserve (See “Properties – Siembra Minera Project”). Siembra Minera holds certain gold, copper, silver and other strategic mineral rights contained within Bolivar State comprising the Siembra Minera Project and is, among other things, authorized to carry on its business via existing or pending Presidential Decrees and Ministerial resolutions. A number of the authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project and, as a result, management of Gold Reserve continues its efforts to secure them on behalf of Siembra Minera.

In March 2018, the Company announced the completion of a preliminary economic assessment (the “PEA”) for the Siembra Minera Project in accordance with National Instrument 43-101 ̶ Standards of Disclosure for Mineral Projects ("NI 43-101") which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates (See "Properties  ̶ Siembra Minera Project ̶ Preliminary Economic Assessment").

Overall the Company has directly incurred the costs of the Siembra Minera Project, which beginning in 2016 through December 31, 2018 amounted to a total of approximately $14.1 million. These expenditures primarily include costs associated with the completion of the PEA, costs associated with preliminary design and cost estimates on the Small Plant and a Large Plant, an early works program (all as defined in the PEA), preliminary assessments and preparations related to the completion of an international and Venezuelan environmental and social impact assessment and a number of social works programs in the vicinity of the Siembra Minera Project. The Sanctions severely restrict our ability to develop the Siembra Minera Project and, until such time as Sanctions are lifted, we expect our ability to develop the Siembra Minera Project will continue to be limited. Further, it is unclear to management if a new Venezuelan administration in the future will respect the agreements of the prior administration.

Convertible Notes and Interest Notes

In the third and fourth quarter of 2017, the Company settled all of its outstanding 11% Senior Secured Convertible Notes due December 31, 2018 ("2018 Convertible Notes") and Interest Notes (as herein defined) (approximately $59.1 million face value) (collectively, the "2018 Notes") and all of its 5.5% Senior Subordinated Convertible Notes due June 15, 2022 (the "2022 Convertible Notes") (approximately $1.0 million face value) for cash and Class A Shares (See “General Description of the Business – Obligations Due Upon Collection of the Award and Sale of Mining Data”).

Description of the Business

Brisas Arbitral Award Settlement and Mining Data Sale

Currently our primary business activities are the collection of the amounts due to us pursuant to the July 2016 Settlement Agreement with Venezuela (as amended) in regards to the payment of the Award and the sale of our Mining Data (as more fully discussed below) and the advancement of the Siembra Minera Project (See “Properties  ̶  Siembra Minera Project”).

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of ICSID to obtain compensation for the losses caused by the actions of Venezuela that terminated our Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments.

In September 2014, the ICSID Tribunal unanimously granted us the Award, which consists of (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually for a total estimated Award as of the date of the Settlement Agreement of $792 million.

Exhibit 99.1   Annual Information Form - Page 5

In July 2016, we signed the Settlement Agreement whereby Venezuela agreed to pay us the Award (including interest) and purchase our Mining Data. Under the terms of the Settlement Agreement Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in monthly installments. The first $240 million received by Gold Reserve from Venezuela was related to the sale of the Mining Data.

In addition, the Company agreed to suspend the legal enforcement of the Award until final payment is made by Venezuela and Venezuela irrevocably waived its right to appeal the February 2017 judgment issued by the Cour d'appel de Paris dismissing the annulment applications filed by Venezuela in respect of the Award and agreed to terminate all other proceedings seeking annulment of the Award. Pursuant to the Settlement Agreement, Venezuela agreed to make a payment of $40 million (the "Initial Payment") followed by 23 monthly payments of $29.5 million on or before the 15th day (previously the 10th day) of each month starting in July 2017, with a final payment of approximately $313.3 million scheduled to be paid on or before June 15, 2019.

All Settlement Agreement payments made by Venezuela, excluding the Venezuelan government bonds transferred to the Company in August 2018, were initially deposited into the Trust Account. Pursuant to the terms of a trust agreement (the "Trust Agreement"), the Company has the right to direct the transfer of the funds to its bank accounts outside of Venezuela. With the designation of Bandes Bank as an SDN in March 2019, the Company is treating the Trust Account as blocked property and as a result, the Company recorded an impairment loss of $21.5 million, representing the balance of the funds remaining in the Trust Account. The Trust Account and the funds therein will remain blocked property until the U.S. government delists Bandes Bank as an SDN or issues a specific license to the Company to unblock this property (See “U.S. and Canadian Sanctions”).

As of the date of this Annual Information Form, Venezuela has made payments pursuant to the Settlement Agreement of approximately $254 million including $165.5 million transferred from the Trust Account for the benefit of the Company and $88.5 million in Venezuelan government bonds. In August 2018, the Company received Venezuelan government bonds which were exempt from U.S. Sanctions pursuant to then-applicable General License 3 issued by OFAC with a market value, at the time of entering into a bond transfer agreement (the "Bond Agreement"), of approximately $88.5 million representing the December 2017 and January and February 2018 monthly installments due under the Settlement Agreement (as described elsewhere in this document, General License 3 has since been amended several times, with more restrictions applying to transactions related to Venezuelan government bonds under General Licenses 3E and 9D). The bonds were subsequently sold for approximately $74.3 million. The monthly payments pursuant to the Settlement Agreement from March 2018 through April 2019 totaling approximately $413 million, not including the balance in the Trust Account, remain unpaid.

Given the current political, economic and social conditions in Venezuela, it is unclear when or if Venezuela will pay the remaining obligations contained in the Settlement Agreement, which total approximately $778 million, or when or if the Company will decide to re-commence efforts to collect the remaining amount of the Award including interest. As discussed herein, Sanctions continue to impede the transfer of funds from Venezuela to our North American bank account.

The terms of the Settlement Agreement also included Venezuela's obligation to make available to an escrow agent negotiable financial instruments, with a face value of at least $350 million, partially guaranteeing the payment obligations to the Company. As of the date of this Annual Information Form, the collateral has not yet been provided to the escrow agent and it is unclear when or if Venezuela will comply with this particular obligation of the Settlement Agreement (See “U.S. and Canadian Sanctions”).

U.S. and Canadian Sanctions

In August 2017, the U.S. government issued an EO imposing Sanctions targeting Venezuela which prohibit U.S. persons from dealing in financing of greater than 30 days for the Venezuelan government, including any entity owned or controlled by the Venezuelan government (with respect to certain subsidiaries of the state oil company, these restrictions prohibit financings of greater than 90 days). In addition, U.S. persons are prohibited from dealing in, among other things, bonds (unless otherwise exempt from U.S. Sanctions pursuant to General Licenses 3E or 9D issued by OFAC) or equity issued by the Venezuelan government after the U.S. financial Sanctions were imposed. Prior to January 2019, certain Venezuelan government bonds identified in General License 3 had been largely exempt from U.S. Sanctions.

Exhibit 99.1   Annual Information Form - Page 6

U.S. financial Sanctions have built on Sanctions imposed by the U.S. government starting in March 2015 that designated Venezuelan government officials as SDNs, which prohibits them from traveling to the U.S., freezes any assets they may have in the U.S. and generally prohibits U.S. persons from doing business with them and any entity they own 50% or more. Since August 2017, the U.S. government has designated several additional individuals as SDNs and has prohibited U.S. persons from dealing in cryptocurrencies issued by the Venezuelan government. In September and November 2017, and again in May 2018, Canada imposed its own Sanctions requiring asset freezes and imposing prohibitions on dealings with named Venezuelan officials. In May 2018, the U.S. government issued an EO that prohibits U.S. persons from engaging in transactions relating to: (i) the purchase of any debt owed to the Venezuelan government, including accounts receivable, (ii) any debt owed to the Venezuelan government that is pledged as collateral after May 21, 2018, including accounts receivable, and (iii) the sale, transfer, assignment, or pledging as collateral by the Venezuelan government of any equity interest in any entity in which the Venezuelan government has a 50% or greater ownership interest.

In November 2018, the U.S. government issued an EO authorizing OFAC to designate as an SDN any person determined to: (i) “operate in the gold sector of the Venezuelan economy” or any other sector deemed sanctionable by the U.S. government, (ii) be responsible for transactions involving deceptive practices or corruption involving the Venezuelan government, or (iii) have supported deceptive or corrupt transactions or to be owned or controlled by a person meeting the foregoing criteria. OFAC issued guidance that it “expects to use its discretion to target in particular those who operate corruptly in the gold or other identified sectors of the Venezuela economy, and not those who are operating legitimately in such sectors.”

In January 2019, the U.S. government designated the Venezuelan state oil company as an SDN under the November 2018 EO. U.S. persons are generally prohibited from doing business with the state oil company and its subsidiaries unless authorized by OFAC. In conjunction with that action, OFAC also changed existing general licenses, such as General License 3 mentioned above, and issued additional general licenses to authorize certain transactions involving certain subsidiaries of the state oil company.

In March 2019, pursuant to EO 13850, OFAC designated CVG Compania General de Minera de Venezuela CA and its president as SDNs in connection with the Venezuelan gold sector and also designated Bandes Bank as an SDN with the same effects as those described above with respect to the Venezuelan state oil company. In conjunction with that designation, OFAC issued several general licenses, although none that authorize the Company's dealings with Bandes Bank. Due to the deteriorating economic conditions in Venezuela and as a result of the Bandes Bank designation which blocked the Company’s access to the funds held in the Trust Account at Bandes Bank, the Company has recorded an impairment loss on the balance in the Trust Account of approximately $21.5 million. The Trust Account and funds will remain blocked until OFAC delists Bandes Bank as an SDN or OFAC issues a specific license to the Company to unblock this property.

On April 15, 2019, the Government of Canada imposed Sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act. The imposition of such additional Sanctions poses a significant impediment to the Company’s ability to work with government officials related to the development of the Siembra Minera Project and those responsible for the payment and transfer of funds associated with the Settlement Agreement. To the extent required, the Company will apply for a license from OFAC to allow the Company to pursue payments under the Settlement Agreement and allow international financial institutions to facilitate such transactions without violating US Sanctions. The Company may also pursue similar relief from Sanctions imposed under Canadian law.

Obligations Due Upon Collection of the Award and Sale of Mining Data

In the third quarter of 2017, the Company settled all of its outstanding 2018 Notes. Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding. Of these notes, $36.3 million were redeemed for cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A Shares. As a result of the redemption or conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount. In October 2017, the Company redeemed for cash its remaining debt, which consisted of approximately $1.0 million face value of 2022 Convertible Notes.

Exhibit 99.1   Annual Information Form - Page 7

Pursuant to a 2012 restructuring of convertible notes, we issued Contingent Value Rights ("CVRs") that entitle the holders to an aggregate of 5.466% of proceeds associated with the collection of the Award, sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts sufficient to pay or reserve for taxes payable, certain associated professional fees and expenses not to exceed $10 million, any accrued operating expenses as of the date of the receipt of Proceeds not to exceed $1 million and the balance of any remaining Notes and accrued interest thereon (the "Net Proceeds"). We have been advised by a CVR holder that it believes that the Company’s 45% interest in Siembra Minera represents “Proceeds” for purposes of the CVRs and as such CVR holders are entitled to the value of 5.466% of that interest. For a variety of reasons, the board of directors of the Company (the "Board") does not agree with that position and believes it is inconsistent with the CVRs and the terms and manner upon which we reached settlement as to the Award with the Venezuelan government. We continue discussions with the CVR holder on this subject and it is not possible at this time to know the outcome of this matter. As of December 31, 2018, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $9.7 million, which has been distributed in full to CVR holders.

The Board approved a bonus plan (the "Bonus Plan") in May 2012, which was intended to compensate the participants, including executive officers, employees, directors and consultants for their contributions related to: the development of the Brisas Project; the manner in which the development effort was carried out allowing the Company to present a strong defense of its arbitration claim; the support of the Company’s execution of the Brisas Arbitration; and the ongoing efforts to assist with positioning the Company in the collection of an award, sale of the Mining Data or enterprise sale. The bonus pool under the Bonus Plan, as originally structured, was comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board's opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board's modification to the Bonus Plan was to increase the after tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Plan. As of December 31, 2018, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.1 million, which has been distributed in full to Bonus Plan participants.

Our Intent to Distribute Collection of the Award or Sale of Mining Data to Shareholders

On March 27, 2019, the Company announced that the Board had approved the distribution of between approximately $90 million and $100 million in the aggregate, to holders of Class A Shares as a return of capital. On April 16, 2019, following the Government of Canada’s decision on April 15, 2019 to impose Sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act, the Board determined that it was in the best interests of the Company and its Shareholders to reduce the aggregate amount of capital to be returned to Shareholders pursuant to the Return of Capital transaction to approximately US$75 million, or approximately US$0.76 per Class A Share.

The Return of Capital Transaction is to be completed pursuant to a court-approved plan of arrangement transaction under the Business Corporations Act (Alberta) (the "Act") and requires approval by the Alberta Court of Queen’s Bench (the “Court”) and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. The Return of Capital Transaction will be affected pursuant to an arrangement transaction (the “Arrangement”) in accordance with a plan of arrangement (the “Plan of Arrangement”) pursuant to section 193 of the Act.

Generally, the Arrangement consists of a cash distribution, an amendment of the Company's articles of incorporation and an exchange of shares in a manner that results in a Shareholder having the same ownership after the transaction as immediately before and is intended to occur on a tax-efficient basis for Canadian income tax purposes (See “Dividends and Distributions”).

Full details of the Return of Capital Transaction are described in the Company’s management proxy circular and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov, and posted on the Company’s website at www.goldreserveinc.com. Subject to obtaining the requisite Shareholder approval, obtaining the Final Order from the Court, obtaining TSXV approval, and filing of articles of arrangement, the Arrangement will become effective on or about June 13, 2019.

Exhibit 99.1   Annual Information Form - Page 8

Following the receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments of Net Proceeds to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts related to the Award.

Cautionary Statement Regarding Forward-Looking Statements and Information

The information presented or incorporated by reference in this Annual Information Form contains both historical information and "forward-looking statements" (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) or "forward-looking information" (within the meaning of applicable Canadian securities laws) (collectively referred to herein as "forward-looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements include, without limitation, statements with respect to the collection of future payments under the Settlement Agreement and/or collection of the Award via the courts, including the impact of applicable U.S. and Canadian Sanctions, development plans for the Siembra Minera Project and our intention to complete the Return of Capital Transaction.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein and many of which are outside our control.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

•         continued delay or failure by Venezuela to make payments or otherwise honor its commitments under the Settlement Agreement and in connection with the Award;

•         risk that the Company may be unable to access current or future amounts deposited into the Trust Account with Bandes Bank which have been blocked as a result of OFAC's designation of Bandes Bank as a SDN. As a result of the Bandes Bank designation, the Company recorded an impairment loss on the current balance of the trust of approximately $21.5 million;

•         delay or failure by Venezuela to honor its commitments associated with the formation and operation of Siembra Minera which holds certain gold, copper, silver and other strategic mineral rights at the Siembra Minera Project, including risks associated with the ability of the Company and Venezuela to (i) successfully overcome legal or regulatory obstacles to operate Siembra Minera for the purpose of developing the Siembra Minera Project, (ii) complete any additional definitive documentation and finalize any remaining governmental approvals and (iii) obtain financing to fund the capital costs of the Siembra Minera Project;

•         risks associated with the current or future Sanctions by the U.S., Canada or other jurisdictions which generally prohibit the Company and its management or its employees from dealing with certain Venezuelan individuals and entities or entering into certain financial transactions and which may negatively impact our ability to freely receive funds from Venezuela, either from the Trust Account or the remaining funds owed by Venezuela or our ability to do business in Venezuela;

•         risks that U.S. and Canadian government agencies that enforce Sanctions may not issue licenses that the Company may need to engage in certain Venezuela-related transactions;

•         risks that any future Venezuelan administration will void or otherwise fail to respect the agreements of the prior administration;

Exhibit 99.1   Annual Information Form - Page 9

•         risks associated with the collection of the Award and concentration of our operations and assets in Venezuela which are and will be subject to risks specific to Venezuela, including the effects of political, economic and social developments, instability and unrest; international response to Venezuelan domestic and international policies; Sanctions by U.S., Canadian or other jurisdictions and potential invalidation, confiscation, expropriation or rescission of governmental orders, permits, agreements or property rights either by the existing or future regimes;

•         risks associated with our ability to resume our efforts to enforce and collect the Award, including the associated costs of such enforcement and collection effort and the timing and success of that effort, if Venezuela fails to make payments under the Settlement Agreement, it is terminated and further efforts related to the Settlement Agreement are abandoned;

•         the risk that the conclusions of management and its qualified consultants contained in the PEA may not be realized in the future;

•         risks associated with the distribution of approximately $75 million in the aggregate to Shareholders pursuant to the Return of Capital Transaction, including risks related to our ability to receive required approvals from our Shareholders, the Court and the TSXV, and the risk that our Board may determine not to move forward with the Return of Capital Transaction if it determines it is no longer in the best interests of the Company and its Shareholders;

•         risks associated with exploration, delineation of adequate reserves, regulatory and permitting obstacles and other risks associated with the development of the Siembra Minera Project;

•         risks associated with our continued ability to service outstanding obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, pending the receipt of payments under the Settlement Agreement;

•         risks associated with our prospects in general for the identification, exploration and development of mining projects and other risks normally incident to the exploration, development and operation of mining properties, including our ability to achieve revenue producing operations in the future;

•         Shareholder dilution resulting from the future sale of additional equity, if required;

•         value realized from the disposition of the remaining assets related to our previous mining project in Venezuela known as the “Brisas Project”, if any;

•         abilities of and continued participation by certain employees; and

•         impact of current or future U.S., Canadian and/or other jurisdiction's tax laws to which we are or may be subject.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. See the section entitled "Risk Factors" in our Management's Discussion and Analysis ("MD&A") for the fiscal year ended December 31, 2018 which is incorporated by reference herein. The MD&A has been filed on SEDAR and can be viewed at www.sedar.com.

Investors are cautioned not to put undue reliance on forward-looking statements, whether in this document, other documents periodically furnished or filed with the Ontario Securities Commission ("OSC") or the U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or presented on our website. Forward-looking statements speak only as of the date made.

All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable Canadian provincial and territorial securities laws or rules promulgated by the SEC. Investors are urged to read our filings with the Canadian and United States securities regulatory authorities, which can be viewed online at www.sedar.com and www.sec.gov, respectively.

Exhibit 99.1   Annual Information Form - Page 10

The terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of the SEC industry Guide 7.

Properties

Siembra Minera Project

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela (the "Mixed Company Formation Document") to form a jointly owned company and in October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera, the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation and 45% by Gold Reserve. In the event Venezuela defaults on its obligations outlined in the Settlement Agreement the parties will retain their respective interest in Siembra Minera.

Siembra Minera holds certain gold, copper, silver and other strategic mineral rights within Bolivar State comprising approximately 18,950 hectares in an area located in the Km 88 gold mining district of southeast Bolivar State which includes the historical Brisas and Cristinas areas and referred to as the Siembra Minera Project. The mineral rights held by Siembra Minera have a 20 year term with two 10 year extensions.

Gold Reserve, under a yet to be completed Technical Services Agreement pursuant to the Settlement Agreement, is expected to provide engineering, procurement and construction services to Siembra Minera for a fee of 5% over all costs of construction and development and, thereafter, for a fee of 5% over operating costs during operations. Venezuela is obligated to use its best efforts to grant to Siembra Minera similar terms that would apply to the Siembra Minera Project in the event Venezuela enters into an agreement with a third party for the incorporation of a mixed company to perform similar activities with terms and conditions that are more favorable than the above tax and fiscal incentives and is obligated to indemnify us and our affiliates against any future legal actions related to property ownership associated with the Siembra Minera Project.

Significant provisions related to the formation of Siembra Minera and the development and operation of the Siembra Minera Project as provided in the Mixed Company Formation Document include the following, some of which have been completed and some are still pending completion. A number of the authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project and, as a result, management continues its efforts to secure them on behalf of Siembra Minera.

▪  Venezuela agreed to advance $110.2 million to Siembra Minera to facilitate the early startup of the pre-operation and construction activities, but has not yet taken steps to provide such funding;

▪  Siembra Minera is obligated to undertake initiatives to secure financing(s) to fund the anticipated capital costs of the Siembra Minera Project, which is estimated to be in excess of $2 billion. To date no verifiable financing alternatives have been identified;

▪  Venezuela agreed to certain Presidential Decrees, within the legal framework of the "Orinoco Mining Arc" (created on February 24, 2016 under Presidential Decree No. 2.248 as an area for national strategic development Official Gazzette No. 40.855), that will or have been issued to provide for tax and fiscal incentives for companies owned jointly with the government (“Mixed Companies”) operating in that area that include exemption from value added tax, stamp tax, municipal taxes and any taxes arising from the contribution of tangible or intangible assets, if any, to the Mixed Companies by the parties and the same cost of electricity, diesel and gasoline as that incurred by the government or related entities;

▪  The parties agreed to participate in the price of gold in accordance with a formula resulting in specified respective percentages based on the sales price of gold per ounce. For sales up to $1,600 per ounce, net profits will be allocated 55% to Venezuela and 45% to us. For sales greater than $1,600 per ounce, the incremental amount will be allocated 70% to Venezuela and 30% to us. For example, with sales at $1,600 and $3,500 per ounce, net profits will be allocated 55.0%  ̶ 45.0% and 60.5%  ̶ 39.5%, respectively;

Exhibit 99.1   Annual Information Form - Page 11

▪  Siembra Minera is obligated to pay to the government a special advantage of 3% of gross sales and a net smelter return royalty (“NSR”) on the sale of gold, copper, silver and any other strategic minerals of 5% for the first ten years of commercial production, 6% for the next ten years;

▪  Income tax rate of 14% for years one to five, 19% for years 6 to 10, 24% for years 11 to 15, 29% for years 16 to 20 and 34% thereafter, however, as of the date of this report, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise;

▪  Authorization to export and sell concentrate and doré containing gold, copper, silver and other strategic minerals outside of Venezuela and maintain foreign currency balances associated with sales proceeds, however, as of the date of this report, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise;

▪  Funds associated with future capital cost financings and sale of gold, copper and silver will be held in offshore US dollar accounts and dividends and profit distributions, if any, will be directly paid to the shareholders of Siembra Minera, however, as of the date of this report, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise; and

▪  All funds will be converted into local currency at the most favorable exchange rate offered by Venezuela to other entities to pay, as required, Venezuela income taxes and annual operating and capital costs denominated in Bolivars for the Siembra Minera Project, however, as of the date of this report, Venezuela has not yet taken steps to formally provide such authorizations via Presidential Decree or otherwise.

In March 2018, the Company announced the completion of a technical report for the PEA which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves (See "Preliminary Economic Assessment").

Siembra Minera Project Completed Activities

During 2018 and the first quarter of 2019, the Company accomplished the following activities:

•         Published the results of a PEA;

  Completed the preliminary design and engineering on the small scale Phase I oxide saprolite process plant and the Phase 2 larger hard rock process plant;
  Completed the preliminary design work for a Phase 1 and Phase 2 Tailings Dam design;
  Completed a Venezuelan Environmental Impact Statement (“V-EIS”) to support the new environmental permit from the Ministry of Environment for the construction of the early works (or preliminary works) of the Phase I small saprolite mining and plant;
  Transported 282 samples of saprolite ore weighing a total of 5.4 metric tons taken during the last quarter of 2017 to McClelland Laboratories in Nevada where it is being stored until receiving instructions to complete metallurgical testing for both gravity and cyanidation gold recovery;
  Obtained approval from the Ministry of Environment of the V-EIS (developed in 2018) and the environmental permit to affect the Area for the early works (the "Permit to Affect") which includes: construction and conditioning of 31.5 km of roads, including new and existing access roads to the property, a new access road to the quarry, man-camp and mill site, new access road to the pit area, a new conveyor corridor, and construction of a road along the perimeter of the project’s tailings dam. Also approved is the construction of warehouses, service shops and services patios; the drilling of over 80 exploration and development drill holes and 90 drill holes for pit dewatering and the opening of the quarry, the construction of sedimentation ponds and the construction of the man-camp;
  Validated, with the assistance of Empresa Nacional Forestal (a state owned company affiliated with the Ministry of Environment), the forest inventory for the project area;
  Prepared and submitted the 2019 budget for the mixed company according to parameters set forth by the Venezuelan budgeting agency;
  Obtained, the "Initiation Act", which is a requirement of the Permit to Affect, from the Ministry of Environment in December 2018 allowing Siembra Minera to initiate the authorized preliminary/early works on the Siembra Minera Project;
  Completed in March 2019 the Environmental Supervision Plan for the permitted (early or preliminary) works;
  Hosted two major community events for the granting of the Environmental Permit and the granting of the Initiation Act which were attended by several thousand local residents and, to the knowledge of the Company, were well received by the local communities;
  Worked with Mission Piar (Small Miner Program affiliated with the Ministry of Mines) to complete an initial survey and census of small miners located in the project area, which included cataloging identities, locations, infrastructure, and health status;
  Continued anti-malarial mitigation efforts in local communities in cooperation with the Ministry of Health and continued logistical support of the initiatives of the NGO “Doctors without Borders” who are working on health impacts in the KM 88 project area;
  Maintained offices in Caracas and Puerto Ordaz and completed preliminary planning and design work to ready these offices for additional operational work as the project advances;
  Initiated a $5 million works program in September 2018 to build new facilities and rehabilitate existing ones at the 4 largest schools currently attending nearly 3,000 elementary and high school students, the church and recreational and sport facilities for the students and the community as well as a musical arts program under the auspices of Foundation Corazon Llanero that works under the well-known Orchestra System (El Sistema). The Company is also establishing a radio station at one school to improve local communications as well as remodeling the Company’s operations center in Las Claritas;
  Completed a feasibility study for the quarry in March 2019 as part of the opening of the quarry needed for the “early works” and during both Phases I and II of the project;
  Participated in two government project fairs, at the request of the Minister of Mines, to highlight developments in the country;
  Assisted small miner alliances, with the support of the Ministry of Mines, to obtain mining rights to property north of the Siembra Minera Project – with the purpose of relocating small miners from the Siembra Minera Project area; and
  continued to advance the $5 million social program in the first quarter of 2019.

Exhibit 99.1   Annual Information Form - Page 12

Overall the Company has directly incurred the costs of the Siembra Minera Project, which beginning in 2016 through December 31, 2018 amounted to a total of approximately $14.1 million. These activities, summarized above, primarily include costs associated with the completion of the PEA, costs associated with preliminary design and cost estimates on the Small Plant and a Large Plant, an Early Works Program (all as defined in the PEA), preliminary assessments and preparations related to the completion of an international and Venezuelan environmental and social impact assessment and a number of social works programs in the vicinity of the Siembra Minera Project which are expensed as incurred and classified within “Siembra Minera Project Costs” in the Consolidated Statements of Operations.

Siembra Minera Project Development

With the previous issuance of the permit to effect the environment and the more recent issuance of the Initiation Act we have considered initial plans for various on-site activities such as site clearing, construction of a temporary camp and warehouse facilities, drilling of dewatering and development drill holes, access roads on the property, opening of the quarry for construction aggregates and initial construction activities. We have evaluated initial proposals for a drilling program in support of the overall project development activities, water management wells, and test areas where additional resource potential is evident. Various geotechnical studies as well as environmental and social studies to augment and update previous work on the property have been considered which could support the generation of a pre-feasibility study for the small and large plant and generate an International Environmental & Social Impact Assessment (IESIA) for the support of the various operating and environmental permits that will be required for the project. In addition, the social programs in the area (as described above) are expected to continue. The next phase of the Siembra Minera Project’s development is envisioned to include detail design work for the small cyanidation plant and related facilities along with the metallurgical testing to support the metallurgical process used in the plant. Given the current economic, social and political turmoil in Venezuela, as well as current and future Sanctions, the timing and extent of future development on the Siembra Minera Project remains unclear at this time.

Exhibit 99.1   Annual Information Form - Page 13

The Sanctions severely restrict our ability to develop the Siembra Minera Project and, until such time as Sanctions are lifted, we expect our ability to develop the Siembra Minera Project will continue to be limited. Further, it is unclear to management if a new Venezuelan administration in the future will respect the agreements of the prior administration (See “U.S. and Canadian Sanctions”).

Preliminary Economic Assessment

Set forth below is the summary section of the March 16, 2018 technical report for the PEA of the Siembra Minera Project Report prepared in compliance with NI 43-101. The scientific and technical information contained therein, including resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates was prepared by Roscoe Postle Associates, Inc. ("RPA"), Samuel Engineering Inc. ("Samuel Engineering"), Tierra Group International, Ltd ("Tierra Group"), and AATA International, Inc. ("AATA"). The Qualified Persons (as defined in NI 43-101) in respect of the PEA who have reviewed, verified and approved such information are Richard J. Lambert, P.E., P.Eng., José Texidor Carlsson, P.Geo., Grant A. Malensek, P.Eng., Hugo Miranda, C.P., and Kathleen A. Altman, Ph.D., P.E., each of whom is independent of the Company. The PEA was filed on SEDAR on April 6, 2018 and is available at www.sedar.com. The following information is of a summary nature only and reference is made to the detailed disclosure contained in the PEA, which is incorporated herein by reference.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The PEA only demonstrates potential viability and there is no certainty that the PEA will be realized, or that any production will be realized from the Siembra Minera Project. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The potential viability of the mineral resources at the Siembra Minera Project have not yet been supported by a pre-feasibility or a feasibility study. The terms “mineralised material” and "material" are used in this summary to denote mineralised material above an economic cut-off grade on which the proposed mining and processing activities are designed to operate. It does not imply that mineral reserves have been estimated.

Exhibit 99.1   Annual Information Form - Page 14

Summary of March 16, 2018 PEA on the Siembra Minera Project

Executive Summary

Roscoe Postle Associates Inc. (“RPA”) was retained by Gold Reserve, and its wholly owned subsidiary GR Engineering Barbados, Inc. (“GRE”) to prepare an independent Technical Report on the Siembra Minera Project, located in Bolivar State, Venezuela.  The operating company, Siembra Minera, which holds the rights to the Siembra Minera Project, is a mixed capital company with 55% being owned by a Venezuelan state entity Corporación Venezolana de Minería (“CVM”), and 45% by GR Mining Barbados, Inc. (“GRM”), a wholly-owned subsidiary of Gold Reserve.  GRE has been set up to perform engineering, procurement, construction, and operation of the Siembra Minera Project.

                The Project is a combination of the Brisas and Cristinas properties into a single project now called the Siembra Minera Project.  The purpose of this report is to provide Gold Reserve and GRE with an initial assessment of the Siembra Minera Project including a resource estimate, conceptual mine plan, and a preliminary economic review.  This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  RPA visited the Siembra Minera Project on September 19, 2017.

                The Siembra Minera Project is a gold-copper deposit located in the Kilometre 88 mining district of Bolivar State in southeast Venezuela.  Local owners and illegal miners have worked the property for many years.  Shallow pitting and hydraulic methods were used to mine the upper saprolite zone, and coarse gold was recovered by gravity concentration and amalgamation with mercury.  Most of the large-scale exploration work at Cristinas was performed by Placer Dome Inc. (“Placer”), which worked on the property from 1991 to 2001.  At Brisas, Gold Reserve carried out the exploration program on the concession from 1992 to 2005.  The most recent Technical Report for Cristinas is dated November 7, 2007, which is based on a feasibility study and includes historic mineral reserves.  The most recent Technical Report for Brisas is dated March 31, 2008, which is also based on a feasibility study and includes historic mineral reserves.

                RPA has relied on data derived from work completed by previous owners on the Cristinas concessions and by Gold Reserve on the Brisas concessions.  The current resources for Cristinas were estimated by RPA based on the drill hole data supplied by Corporación Venezolana de Guayana (“CVG”) to Gold Reserve in 2002.  The database had 1,174 drill holes and 108 trenches which were included in the Cristinas database.  Hard copies of the assay data sheets were not available, however, GEOLOG data files from Placer were provided including assay data, geological descriptions, structural data, geotechnical data, and check sample data.  The current resources for Brisas were estimated by RPA based on drill hole data supplied by Gold Reserve in Geovia GEMS format which formed the basis of the last Technical Report by Pincock Allen & Holt (“PAH”) in 2008.

This report is considered by RPA to meet the requirements of a “Preliminary Economic Assessment” as defined in NI 43-101.  The mine plan and economic analysis contained in the PEA are based, in part, on Inferred Mineral Resources, and are preliminary in nature.  Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that economic forecasts on which the PEA is based will be realized.

Conclusions

RPA offers the following conclusions by area.

Geology and Mineral Resources

•         A number of exploration programs completed by Placer and Gold Reserve were successful in locating and defining the extents of the various mineralized zones on each of their respective property holdings.  The recently established Siembra Minera Economic Zone has unified the land tenure.

•         The geology of the deposit is well understood in general.  RPA is of the opinion that the distribution of high grade areas in the Main Zone should be studied in more detail. In the southern two-thirds of the Cristinas concessions and the entirety of the Brisas concessions, the mineralization occurs in a large tabular body, which strikes approximately north-south and dips moderately to the west.  In the northern third of the Cristinas concessions, the mineralization can occur as pipe-shaped forms and as thinner tabular forms with sub-vertical dips and strikes to the southeast.

•         The large tabular, strataform mineralized zone (referred to herein as the Main Zone) forms most of the Mineral Resource.  The Main Zone has a minimum thickness of 10 m at the south end and reaches a maximum thickness of 350 m.  The average thickness is approximately 200 m.  While the southern limits of the Main Zone have been outlined by the existing drilling pattern with a reasonable degree of confidence, the down-dip limits have not been defined by drilling.  The northern limits of the Main Zone are also reasonably well defined by the existing drilling pattern.

Exhibit 99.1   Annual Information Form - Page 15

•         The drill hole information collected by Placer and Gold Reserve was merged into one master database that was then used to prepare the Mineral Resource estimate.  Additional drill hole information collected by Crystallex International Corporation (Crystallex) on the Cristinas concessions could not be used to prepare the current estimate of the Mineral Resources, as the detailed information required was not available.  The drill hole data from Placer contained drilling information and analytical results up to 1997 while the drill hole data from Gold Reserve included information up to 2006.

•         In RPA’s opinion, the drill hole data is adequate for use in the preparation of Mineral Resource estimates.

•         The outline of the gold mineralization was created by drawing wireframes using approximately a 0.20 g/t Au cut-off grade and the copper mineralization was outlined using broad wireframes based on approximately a 0.04% Cu cut-off grade.  A total of 24 wireframes were constructed to represent the gold mineralization zones and six wireframes to represent the copper mineralization zones.  RPA also prepared wireframe surfaces to represent the three main weathering profiles for the mineralized zones: oxide saprolite, sulphide saprolite, and hard rock.

•         RPA applied variable capping values for gold and copper grades for each of the mineralized wireframe domains.  The capped assay values were composited into three metre lengths.  The composites were then used to estimate the gold and copper grades into a grade-block model that used block sizes of 10 m by 10 m by 6 m.  Gold and copper grades were estimated into blocks using inverse distance squared and dynamic anisotropy with the Surpac v.6.8 software package.  The estimated gold and copper grades were used to calculate Net Smelter Return (NSR) values for each mineralized block.

•         Mineral Resources were prepared using an NSR cut-off value of US$7.20/t for the oxide saprolite and US$5.00/t for the sulphide saprolite and fresh rock.  An open pit shell was created using the Whittle software package to constrain reporting of the Mineral Resources.

•         The Mineral Resource estimate conforms to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014.

•         The Mineral Resources are estimated at 10 million tonnes at an average grade of 1.02 g/t Au and 0.18% Cu containing 318,000 ounces of gold and 17,000 tonnes of copper in the Measured category, 1.17 billion tonnes at an average grade of 0.70 g/t Au and 0.10% Cu containing 26.5 million ounces of gold and 1.2 million tonnes of copper in the Indicated category.  Mineral Resources in the Inferred category are estimated at 1.30 billion tonnes at an average grade of 0.61 g/t Au and 0.08% Cu containing 25.4 million ounces of gold and 1.0 million tonnes of copper.

Mining

•         Mine production is scheduled to be carried out at a maximum mining rate ranging from 330 ktpd to 380 ktpd of total material.

•         Stripping ratios are expected to average 1.16 over the Life of Mine (“LoM”) plan

•         A separate equipment fleet of smaller excavators and articulated dump trucks is included in the mining capital for saprolite mining in the first 10 years.  Typically, undisturbed saprolite material can be difficult to mine as the moisture creates operation problems.  As the Siembra Minera Project area has essentially been disturbed, RPA has assumed most saprolite is handled by the larger equipment fleet.  The larger mine fleet is more productive and prior experience at Cristinas shows that rigid frame trucks can operate in the saprolite.

•         Stockpiles are required for blending the process feed to achieve sufficient copper grades in flotation to produce a copper concentrate above 20%.  Stockpiles fluctuate year to year, but achieve maximum capacity of just over 70 million tonnes.

Mineral Processing

•         Both Brisas and Cristinas were developed to the feasibility-level stage and beyond in 2006 to 2007 so the quantity of information available is greater than would typically be available at the PEA stage of a project.

•         The material to be mined from Siembra Minera is demonstrated to be amenable to both cyanide leaching and to sulphide flotation.  For materials that contain lower concentrations of copper, cyanide leaching is more cost effective and for material that contains higher concentrations of copper, sulphide flotation is more cost effective.

•         The prior metallurgical test work met industry standards at the time the studies were completed, however, technology has progressed in the subsequent ten plus years and industry standards have evolved.  Current standards include testing of a large number of variability samples and development of geometallurgical models, as opposed to testing composite samples to represent “average” material to be processed, which was the emphasis for the Brisas test program.

Exhibit 99.1   Annual Information Form - Page 16

Environment

•         GRE is in the process of preparing environmental reports and programs to meet municipal, provincial, and national regulatory requirements, as well as generally accepted international standards.

•         Two separate but parallel Environmental and Social Impact Assessments (ESIA) are being prepared for the Siembra Minera Project, one that meets Venezuelan regulatory requirements and one that meets international standards and guidelines.

•         A conceptual plan for small-scale mining management is in place.  The conceptual plan includes relocation of the artisanal miners away from the active, large scale mining operations and establishment of an oxide saprolite processing and stockpile area with concrete tailings ponds that collect and transport tailings from the artisanal mining operations to the Siembra Minera Project tailings management facility (TMF).

Recommendations

Given the positive economic results presented in this report, RPA recommends that the Siembra Minera Project be advanced to the next stage of engineering study and permitting. RPA offers the following recommendations.

Geology and Mineral Resources

•         Acquire new topographic data.

•         Drill approximately 150 to 200 drill holes totaling approximately 75 km to 100 km.  This drilling would have a number of objectives including:

o    Conversion of Inferred Mineral Resources to Indicated with priority set on Inferred Mineral Resources situated in the 5 and 10-year pit shells.

o    Drilling to determine the extent of mineralization at depth in the Main Zone as this will determine the limits of the largest possible pit and help with the location of features such as dumps and roads.

o    Better definition of the copper mineralization in the Main Zone footwall.

o    Improving preliminary artisanal mining sterilization assumptions.

o    Condemnation drilling of proposed waste rock storage sites.

o    Closer spaced drilling in the El Potaso area between Brisas and Cristinas concession areas.

o    Drilling on the northwest extensions of the mineralization in the Morrocoy and Cordova areas.

o    Drilling on the Cristinas Main Zone for density measurements.

•         Improve understanding of the geological and structural controls on the shapes and local trends of high grade lenses in the Main Zone.  Northwest striking cross-faults need to be identified and modelled and structural sub-domains built to improve future variography studies and dynamic anisotropy trend surfaces.  This will improve the local accuracy of future gold and copper grade models.

•         Carry out additional 3D mineralization trend analysis studies, domain modelling, and variography work for the gold and copper mineralization.  This will also assist in evaluating if additional 5-spot drill holes are needed to support the Indicated classification in some areas with more complex geology.

•         Depending on the outcome of new variography work, build gold and copper models using ordinary kriging.

•         Develop a new lithology model once new drill holes have been drilled so that an improved material densities model can be created.

•         Build a structural model.

•         For the proposed drilling, implement field and coarse duplicate sampling programs at Siembra Minera at a rate of approximately 1 in 50.

•         Acquire three or four matrix-matched certified reference materials that approximate the cut-off grade, average grade, and high grades and insert them in all future drill programs at the Siembra Minera Project at a rate of approximately 1 in 25.

•         Implement external laboratory check assays at a rate of approximately 1 in 20.

Mining

•         RPA is of the opinion that one of the most important factors influencing mining will be the amount of water entering the pit.  RPA recommends contracting a groundwater hydrologist to evaluate the combined Project based on past work.

Exhibit 99.1   Annual Information Form - Page 17

•         A LoM schedule should be generated for the mining and processing of the Siembra Minera mineralized material.  This study should include optimization and blending of the materials to achieve a sufficiently high copper grade to produce a copper concentrate grade above 20%.

•         A trade-off study should be completed for the backfilling of the open pit with waste rock and/or neutralized tailings.

•         A geotechnical investigation program should be carried out to confirm the subsurface conditions under the proposed new open pit, waste dump locations, and stability analysis undertaken to verify design recommendations.

Mineral Processing

•         Every effort should be made to acquire access to the detailed metallurgical and plant data for Cristinas.  In the absence of that data, detailed metallurgical sampling and testing are required to provide the information required to design the oxide leaching plant.

•         Additional test work should be conducted for the flotation plant using variability samples taken from throughout the deposits with particular emphasis on Cristinas where limited variability testing was done using the flotation flowsheet.  Currently, industry standard emphasizes the use of variability samples as opposed to the composite samples that were predominantly used in previous flotation testing.

•         RPA is of the opinion that there is considerable potential for optimization of the flowsheet of the Siembra Minera Project.  Examples include:

o    Increased efficiency if larger equipment sizes are utilized in the design.  Due to cost savings and enhanced performance, the sizes for grinding mills and flotation cells have increased substantially.  As examples, semi-autogenous grinding mills that are now available are as large as 12.2 m diameter by 8.8 m long as opposed to the 11.6 m by 6.7 m that are in the current design and flotation cells now have capacities of 600 m3 instead of the 160 m3 that are in the current design.  The larger pieces of equipment result in a reduced footprint and fewer pieces of equipment and, therefore, lower installed costs.

o    The use of an adsorption desorption recovery (“ADR”) that is designed for the combined Project will probably result in less cost than merely doubling the size of the current design.  In addition to this, consolidating the ADR from the oxide leach plant into a plant that can later be expanded to process the doré from the flotation plant has the potential to not only cut costs but also reduce security concerns and efforts.

•         RPA is of the opinion that the current conceptual design for the oxide leach plant does not include the best options for Siembra Minera.  Areas that require detailed evaluations include:

o    Use of carbon-in-leach (“CIL”) instead of carbon-in-pulp (“CIP”) particularly since the plant designs for both Cristinas and Brisas were changed to CIL from CIP during previous studies.

o    Investigate elimination of the copper circuits.  Data from the Cristinas feasibility study shows that copper is only soluble in the sulphide saprolite and that it is not soluble in material that has lower copper concentrations.  Therefore, the copper circuit should not be needed as the sulphide saprolite that contains higher concentrations of copper will be processed in the flotation plant and not in the oxide leach plant.

o    Changes to the gravity separation circuit.  The use of continuous centrifugal concentrators instead of batch units to eliminate manual labour and reduce potential for theft.  Use intensive cyanide leaching to process the gravity gold concentrate instead of shaking tables.  Prior studies showed that intensive cyanide leaching was preferable for treatment of the gravity concentrate for both Brisas and Cristinas.

o    Selection of designs that are appropriate for processing clay-like saprolitic material, including:

▪  Appropriate tank sizing using slurry densities that are consistent with the material that has a low specific gravity and is viscous in nature

▪  Proper agitator selection

▪  Selection of pumps and design of piping

•         Design of the TMF for the combined Project is preliminary.  Further detailed geotechnical work is required to complete a design for the final tailings.  Preliminary plans are to use the feasibility level design from the SNC-Lavalin 2007 study as Stage 1 of construction with the final tailings inundating the Stage 1 structure.

Environment

•         Gold Reserve has held discussions with the small miners, indigenous groups, and local people. RPA recommends continuing discussions with these groups.

•         Due to the increase in mineral resources, additional work is required for the increased waste rock dump (“WRD”) and TMF, and redesign/update of the acid rock drainage (“ARD”) mitigation measures.

Exhibit 99.1   Annual Information Form - Page 18

•         A new ESIA will be required for the combined project with an updated project plan and in conjunction with detail design and feasibility study.

Costs and Economics

•         After the designs are complete for the Siembra Minera Project, a new capital and operating cost estimate should be completed.

•         An updated copper concentrate marketing study should be completed.  Recent changes in the world copper concentrate supply have reduced treatment and refining charges for copper and reduced participation charges.

Proposed Program and Budget

RPA’s proposed program for the next stage of study is summarized in Table 1-1.

Table 1-1   Proposed Program

GR Engineering (Barbados), Inc. – Siembra Minera Project

Description	Cost (US$ M)
Drilling to upgrade Inferred Mineral Resources – 150 to 200 holes	20
Geotechnical Studies	2
Hydrogeology Study	1
Metallurgical Studies	2
Pre-feasibility/Feasibility Study	5
ESIA and Permitting	2
Total	32

Economic Analysis

The economic analysis contained in this report is based, in part, on Inferred Mineral Resources, and is preliminary in nature. Inferred Mineral Resources are considered too geologically speculative to have mining and economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that economic forecasts on which this PEA is based will be realized.

A Cash Flow Projection has been generated from the LoM production schedule and capital and operating cost estimates, and is summarized in Table 1-4.  All currency is in US dollars (US$ or $).  A summary of the key criteria is provided below.

Economic Criteria

Production

•         The LoM production plan assumes that leach plant detailed engineering/early earthworks will commence in Q1 of Year -2.

•         The LoM production plan assumes concentrator plant detailed engineering will commence in Q1 of Year -2.

•         A 2-year pre-production period for the leach plant, 2 additional years for completion of the flotation concentrator, and a 45 year overall mine life.

•         The leach plant has nameplate capacity of 15,000 tpd from year 1 through year 10, which increases in year 11 to 35,000 tpd through year 45 “EoM” (5.8 Mtpa to 12.25 Mtpa, respectively).

•         The concentrator plant has nameplate capacity of 140,000 tpd from year 3 through year 10, which decreases in year 11 to 105,000 tpd through year 45 EoM (58 Mtpa to 36.75 Mtpa, respectively).

•         Total combined leach and concentrator production is 2.0 billion tonnes, at a grade of 0.70 g/t Au, 0.50 g/t Ag, and 0.090% Cu.

•         The copper head grades in the mine plan are 302 Mt at 0.017% Cu and 1,703 Mt at 0.106% Cu for the leach and concentrator plants, respectively.  However, the leach plant does not recover copper, thus the overall average copper head grade in the total mill feed is 2,005 Mt at 0.090% Cu.

•         Average overall metal recovery of 84% Au, 53% Ag, and 84% Cu.

•         Total recovered metal of 38.1 Moz Au, 17.1 Moz Ag, and 3.3 billion lb Cu.

•         Average LoM annual recovered metal production of 847 koz Au, 380 koz Ag, and 78 million lb Cu.

Exhibit 99.1   Annual Information Form - Page 19

•         Average annual recovered metal production in Years 3 through 18 of 1,229 koz Au, 469 koz Ag, and 77 million lb Cu.

•         Average annual recovered metal production in Years 19 through 45 EoM of 674 koz Au, 353 koz Ag, and 78 million lb Cu.

Revenue

•         Doré payable factors at refinery are 99.9% Au and 98% Ag.

•         Copper concentrate average payable factors at smelter are 98% Au, 97% Ag, and 95.8% Cu.

•         Payable metal sales for the Siemba Minera Project total 37.6 Moz Au, 16.6 Moz Ag, and 3.2 billion lb Cu split as follows:

o    From Doré: 14.4 Moz Au and 4.1 Moz Ag.

o    From Concentrate: 23.2 Moz Au, 12.5 Moz Ag, and 3.2 billion lb Cu.

•         Metal prices: US$1,300 per troy ounce Au; US$17 per troy ounce Ag and US$3.00 per pound Cu.

•         NSR for doré includes transport and refining costs of $0.50 per ounce doré and $6 per ounce gold/$0.40 per ounce silver, respectively.

•         NSR for copper concentrate includes:

o    Cost Insurance and Freight charge of $103 per wet tonne concentrate (8% moisture content) consisting of:

▪  Road Transport (350 km one way): $11/t

▪  Port Charges (Puerto Ordaz): $17/t

▪  Ocean Transport (Europe): $75/t.

o    Smelter treatment charge of $95 per dry tonne concentrate.

o    Smelter refining charges of $0.095/lb Cu, $6/oz Au, and $0.40/oz Ag.

o    Copper price participation is not included.

Costs

•         Pre-production period to CIP plant First Production: 24 months (January Year -2 to December Year -1).

•         Pre-production period to concentrator First Production: 48 months (January Year -2 to December Year 2).

•         Project development capital totals $2.57 billion, including $459 million in contingency (22% of direct and indirect capital).

•         Sustaining capital of $1.42 billion.

•         Average unit operating costs in $/t milled over the mine life:

Mine ($1.36/t mined):                                                      2.89

Process:                                                                               4.93

G&A:                                                                                   1.32

Other Infrastructure:                                                        0.14

Direct Operating Costs                                                   9.29

Concentrate Freight                                                          0.36

Off-site Costs                                                                     0.54

Total                                                                               $10.19

Royalties and Government Payments

Royalties and other government payments total $5.6 billion, or $2.77/t milled, over the LoM as shown in
Table 1-2.

Table 1-2   Royalties and Government Payments

GR Engineering (Barbados), Inc. – Siembra Minera Project

Item	US$ M	US$/t milled
NSR Royalty	3,262.8	1.63
Special Advantages Tax	1,710.0	0.85
Science, Technology and Innovation Contributions	588.1	0.29
Total	5,560.9	2.77

The Project will pay an annual NSR royalty to Venezuela on the sale of gold, copper, and silver and any other strategic minerals of 5% for the first ten years of commercial production and 6% thereafter.

The Project is subject to an additional 3% NSR annual royalty called Special Advantages Tax which is a national social welfare fund.

The Project is subject to a 1% gross revenue levy as part of the Science, Technology and Innovation Contributions fund (LOCTI).

Customs duties and Value Added Taxes are assumed to be waived for the Siembra Minera Project.

Income Taxes, Working Capital, and Other

Income taxes/contributions, upfront working capital and reclamation/closure costs total $8.3 billion as shown in Table 1-3.  Withholding taxes on corporate dividends and interest payments are not incorporated into the Siembra Minera Project economic analysis.

Table 1-3   Income Taxes, Working Capital, and Other

GR Engineering (Barbados), Inc. – Siembra Minera Project

Item	US$ M
Anti-Drug Contributions	283.9
Sports Contributions	283.9
Corp. Income Taxes Paid	7,373.8
Upfront Working Capital (Yrs 1-4)	195.4
Reclamation and Closure	150.0
Salvage Value	0.0
Total	8,286.9

Anti-drug and Sport Contributions

These profit-based taxes are assessed at 1% of current year and previous year operating income, respectively.  The annual operating margin is calculated by taking annual gross revenues and deducting all operating costs and depreciation/amortization allowances.

Corporate Income Tax

The Project economic analysis incorporates a sliding scale of tax rates applicable on income based on Project phases starting in Year 1 of commercial production as follows:

Years 1 through 5:                                                                                      14%

Years 6 through 10:                                                                                    19%

Years 11 through 15:                                                                                 24%

Years 16 through 20:                                                                                 29%

Years 21+:                                                                                                    34%

Year 1 is the first year of gold production, after commissioning of the 15,000 tpd oxide plant.

Deductions from income for the purpose of estimating income subject to tax include the following items:

•         Operating Expense

Expensed operating costs are deducted 100% in year incurred.

•         Stockpile adjustments

Exhibit 99.1   Annual Information Form - Page 21

As a result of large stockpiles of mill feed being generated during the life of the mine, the Siembra Minera Project economic analysis includes annual adjustments to EBITDA to match mining costs with recognized revenue.  The net effect of these adjustments over the life of the mine is zero but the adjustments increase EBITDA in years where stockpiling exceeds processing and inversely decrease EBITDA when processing stockpile material exceeds stockpile placement amounts.

•         Depreciation/Amortization

o    All prior expenditures before January 2018 are considered sunk with respect to this analysis.

o    Depreciation commences once the facilities are placed into service and the mine and mill are operating.

o    Heavy mine fleet equipment capital is depreciated using 8-year straight line (SL) method.  Light vehicle capital is depreciated using 5-year SL method.

o    All process and infrastructure capital are depreciated using the Units of Production (UoP) method.

o    Capitalized pre-production activities such as pre-stripping and water management are amortized the UoP method.

o    The Project economic analysis incorporates an accelerated depreciation methodology which combines the first 12 years of annual SL depreciation allowances with the standard UoP cost basis.  The resulting combined UoP/SL basis is then re-calculated using the UoP method. After 12 years, the depreciation allowances come directly from each UoP or SL category.

o    Reclamation costs are amortized during the LoM by an annual accrual of $0.035/t mined ($150 million cost divided by 4.33 billion tonnes mined).  This allowance is adjusted annually by periodic reclamation capital expenditures during the LoM.

•         Other Deductions

Other deductions from income for the purposes of estimating taxable income include management fees which amount to 5% of annual operating and capital costs.  The annual management fees derived from operating costs are within the G&A opex category and thus expensed 100% in the year incurred while the annual fees derived from capital costs are amortized using the UoP method starting in the year they are incurred.

•         Loss Carryforwards

Income tax losses may be carried forward indefinitely but may not be used for prior tax years.

Upfront Working Capital

A total of $195 million has been allocated for upfront working capital in Years 1 to 4.  This amount covers year over year changes in accounts receivable and payable plus consumable inventory.

Reclamation/Closure Costs

The Project economic analysis has a $150 million LoM closure cost estimate.

Salvage

No salvage value was estimated as part of the Siembra Minera Project economic analysis.

Cash Flow Analysis

The Project as currently designed has significant variations in the mining schedule, processing methods, and head grades over its planned 45-year life.  These variations are shown in Figures 1-1 and 1-2 and the resulting impact on the pre-tax free cash flow profile is shown in Figure 1-3.

Exhibit 99.1   Annual Information Form - Page 22

Figure 1-1   Mine vs. Mill Production

Figure 1-2   Mill Production Profile by Plant

Figure 1-3   Project Pre-tax Metrics Summary

Exhibit 99.1   Annual Information Form - Page 23

Table 1-4 shows the LoM total metrics for the Siembra Minera Project as currently designed.  Due to the length of the 45-year mine life, the full annual cash flow model is presented in Appendix 1.

Table 1-4   Indicative Project Economics

GR Engineering (Barbados), Inc. – Siembra Minera Project

Item	Unit	Value
Realized Market Prices
Au	US$/oz	1,300.00
Ag	US$/oz	17.00
Cu	US$/lb	3.00
Payable Metal
Au	Moz	37.6
Ag	Moz	16.6
Cu	Mlb	3,197.6
Total Gross Revenue	US$ M	58,806.2
Mining Cost	US$ M	(5,790.9)
Process Cost	US$ M	(9,881.0)
G & A Cost	US$ M	(2,653.6)
Other Infrastructure Cost	US$ M	(288.9)
Concentrate Freight Cost	US$ M	(728.0)
Off-site Costs	US$ M	(1,076.5)
NSR Royalty Cost	US$ M	(3,262.8)
Special Advantages Tax Cost	US$ M	(1,710.0)
Science (LOCTI) Contributions	US$ M	(588.1)
Total Operating Costs	US$ M	(25,979.7)
Operating Margin (EBITDA)	US$ M	32,826.5
Anti-Drug Contributions	US$ M	(283.9)
Sport Contributions	US$ M	(283.9)
Effective Tax Rate	%	22.5%

Exhibit 99.1   Annual Information Form - Page 24

Income Tax	US$ M	(7,373.8)
Total Taxes	US$ M	(7,941.5)
Working Capital ($195 M in Years 1 to 4)	US$ M	0.0
Operating Cash Flow	US$ M	24,885.0
Development Capital	US$ M	(2,570.6)
Sustaining Capital	US$ M	(1,941.7)
Closure/Reclamation Capital	US$ M	(150.0)
Total Capital	US$ M	(4,662.3)

Pre-tax Free Cash Flow	US$ M	28,164.2
Pre-tax NPV @ 5%	US$ M	11,209.4
Pre-tax NPV @ 10%	US$ M	5,534.5
Pre-tax IRR	%	36.8%
After-tax Simple Payback	Years	3.8

After-tax Free Cash Flow	US$ M	20,222.7
After-tax NPV @ 5%	US$ M	8,101.2
After-tax NPV @ 10%	US$ M	3,930.1
After-tax IRR	%	31.1%
After-tax Simple Payback	Years	4.1

On a pre-tax basis, the undiscounted cash flow totals $28,164 million over the mine life. The pre-tax Internal Rate of Return (“IRR”) is 36.8%, and simple payback from start of commercial production occurs in 3.8 years.  The pre-tax Net Present Values (“NPV”) are:

$11,209 million at a 5% discount rate.

$5,534 million at a 10% discount rate.

On an after-tax basis, the undiscounted cash flow totals $20,223 million over the mine life, the IRR is 31.1%, and simple payback from start of commercial production occurs in 4.1 years.  The after-tax NPVs are:

$8,101 million at a 5% discount rate.

$3,930 million at a 10% discount rate.

The average annual gold sales during the forty-five years of operation is 836 koz per year (37.6 Moz over the LoM) at an average all in sustaining cost (“AISC”) of US$483 per ounce.  Table 1-5 shows the AISC build up which is net of a US$262/oz copper and silver by-product credit (nbp).

Table 1-5   All-in Sustaining Costs Composition

GR Engineering (Barbados), Inc. – Siembra Minera Project

Item	US$M	US$/oz Au
Mining	5,790.9	154
Process	9,881.0	263
G & A	2,653.6	71
Other Infrastructure	288.9	8
Subtotal Site Costs	18,614.3	495
Transportation	728.0	19
Off-site Treatment	1,076.5	29
Subtotal Off-site Costs	1,804.5	48

Exhibit 99.1   Annual Information Form - Page 25

Direct Cash Costs	20,418.8	542
Ag and Cu By-Product Credit	(9,875.4)	(262)
Total Direct Cash Costs (nbp)	10,543.4	280
NSR Royalty	3,262.8	87
Special Advantages Tax	1,710.0	45
STI Contributions	588.1	16
Total Indirect Cash Costs	5,560.9	148
Total Production Costs	16,104.3	428
Sustaining Capital Cost	1,941.7	52
Closure/Reclamation Capital	150.0	4
Corporate G&A	0.0	0
Off-mine Exploration	0.0	0
Total Sustaining Costs	2,091.7	56
Total All-in Sustaining Costs	18,196.0	483

Figure 1-4 shows the annual AISC trend during the mine operations against an overall average AISC of US$483/payable oz over the 45-year LoM at an annual production rate of 836 koz Au per year. The AISC variations are mainly driven changes in grades, mine schedule, and processing methods.  The AISC metric can range from US$309/oz to US$992/oz Au in a given year (excluding final year spike in Year 45 of $1,956/oz) but can be subdivided into three distinct phases:

Phase 1:                 Years 1 and 2 (CIP only) - 133 koz/yr Au at $853/oz.

Phase 2:                 Years 3 through 18 (mining highest grades) - 1,191 koz/yr Au at $411/oz.

Phase 3:                 Years 19 through 45 EoM (mining lower grades) - 665 koz/yr Au at $554/oz.

Figure 1-4   Annual AISC Curve Profile

Exhibit 99.1   Annual Information Form - Page 26

Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms.  Key economic risks were examined by running cash flow sensitivities:

•                     Head grade

•                     Gold recovery

•                     Gold price

•                     Operating costs

•                     Capital costs

•                     Discount rates

Pre-tax NPV and IRR sensitivities over the base case has been calculated for -20% to +20% variations metal-related categories. For operating costs and capital costs, the sensitivities over the base case has been calculated at -15% to +35% variation.  The sensitivities are shown in Table 1-6 and in Figures 1-5 and 1-6, respectively.

Exhibit 99.1   Annual Information Form - Page 27

Table 1-6   Pre-tax Sensitivity Analysis

GR Engineering (Barbados), Inc. – Siembra Minera Project

Factor Change	Head Grade (g/t Au)	NPV at 10% (US$ M)	IRR (%)
0.8	0.56	3,477.3	28.3%
0.9	0.63	4,505.8	32.7%
1.0	0.70	5,534.5	36.8%
1.1	0.78	6,563.2	40.6%
1.2	0.85	7,591.9	44.3%

Factor Change	Recovery (% Au)	NPV at 10% (US$ M)	IRR (%)
0.8	67	3,477.3	28.3%
0.9	76	4,505.8	32.7%
1.0	84	5,534.5	36.8%
1.1	92	6,563.2	40.6%
1.2	100	7,489.0	44.0%

Factor Change	Metal Price (US$/oz Au)	NPV at 10% (US$ M)	IRR (%)
0.8	1,040	3,166.4	27.2%
0.9	1,170	4,350.4	32.2%
1.0	1,300	5,534.5	36.8%
1.1	1,430	6,718.5	41.1%
1.2	1,560	7,902.5	45.1%

Factor Change	Operating Costs (US$/t milled)	NPV at 10% (US$ M)	IRR (%)
0.85	$11.57	6,068.2	38.6%
0.93	$12.27	5,801.3	37.7%
1.00	$12.96	5,534.5	36.8%
1.18	$14.59	4,911.7	34.6%
1.35	$16.21	4,289.0	32.3%

Factor Change	Capital Costs (US$ M)	NPV at 10% (US$ M)	IRR (%)
0.85	$4,222	5,812.0	41.1%
0.93	$4,385	5,673.2	38.8%
1.00	$4,547	5,534.5	36.8%
1.18	$4,927	5,210.7	32.7%
1.35	$5,306	4,886.9	29.3%

Exhibit 99.1   Annual Information Form - Page 28

Figure 1-5   Pre-tax NPV 10% Sensitivity Analysis

Figure 1-6   Pre-tax IRR Sensitivity Analysis

Exhibit 99.1   Annual Information Form - Page 29

A sensitivity analysis of discount rates is presented in Figure 1-7 and 1-8 and shows that the Siemba Minera Project as currently designed would be NPV positive through a 20% discount rate.

Figure 1-7   Pre-tax Discount Rate Sensitivity Analysis

Figure 1-8   After-tax Discount Rate Sensitivity Analysis

Exhibit 99.1   Annual Information Form - Page 30

Technical Summary

Property Description and Location

The Siembra Minera Project is located in the Kilometre 88 mining district of Bolivar State, in southeast Venezuela at Latitude 6° 11’ North and Longitude 61° 28’ West.  The property is approximately 3.5 km west of Highway 10.  Las Claritas is the closest town to the property.

The Project site is located in the Guyana region, which covers approximately one-third of Venezuela’s national territory.  The closest nearby large city is Ciudad Guayana, with approximately 1,050,000 inhabitants (2001), situated on the Orinoco River near its confluence with the Caroní River.  Ciudad Guayana consists of the old town of San Félix to the east and the new town of Puerto Ordaz to the west.  Puerto Ordaz is home to most of the major industrial facilities such as aluminum smelters and port facilities.  Puerto Ordaz has major port facilities accessible to ocean-going vessels from the Atlantic Ocean via the Orinoco River, a distance of approximately 200 km.  There is regularly scheduled commercial airline service to Puerto Ordaz from Caracas.

Highway 10 provides paved access from Ciudad Guayana, which is 373 km northwest of the property, to within 3.5 km of the Project site.  Unpaved roads provide the remaining 3.5 km of access.

The Siembra Minera Project area encompasses approximately 18,951 ha and has been designated as an Economic Zone by the Venezuelan Government.

History

Gold in the Siembra Minera region was first discovered in 1920.  Gold mining in the Siembra Minera Project area was initiated in the 1930s and continued sporadically on a minor scale until the early 1980s when a gold rush occurred.  Approximately 5,000 to 7,000 small miners worked alluvial and saprolite-hosted gold deposits using hydraulic mining techniques.  The amount of gold recovered is unknown and much of the area of the concessions is now covered with tailings.

Placer conducted essentially all of the modern exploration on Cristinas during its tenure on the property from 1991 to 2001.  Placer completed line cutting, mapping, rock and soil sampling, geophysics, and drilling of 1,174 drill holes for a total of 158,738 m of drilling.  In 2003, Crystallex undertook drilling of 12 holes totaling 2,199 m to confirm the tenor of mineralization presented in the pre-existing database and also assayed check samples.  Between 2003 and 2007, Crystallex released at least two feasibility studies and several resource and reserve estimates for Cristinas, all of which are historic in nature and should not be relied upon.

The Brisas concession was acquired by Gold Reserve in August 1992 with the acquisition of Compañia Aurifera Brisas del Cuyuni C.A.  A large stratabound gold-copper mineralization was discovered in both alluvial and hard rock material by a drilling program in 1993.  A majority of the exploration and development drilling took place in 1996 and 1997, with additional drilling completed in 1999, 2003, 2004, and 2005.  As of 2005, 802 exploration holes had been drilled including 186,094 m of core drilling and 189,985 m of exploration core and auger drilling.  In 2005-2006, an additional 76 holes were drilled on the Brisas concessions for geotechnical and other studies.  A number of resource estimates have been completed for the Brisas deposit, all of which are superseded by the current Mineral Resource estimate in this report.  A pre-feasibility study was carried out in 1998 and a feasibility study in 2005, with a feasibility update in 2008, all including historic reserve estimates.

Geology

The Siembra Minera Project is within the Guyana Shield in northern South America.  The shield covers easternmost Colombia, southeastern Venezuela, Guyana, Suriname, French Guiana, and northeastern Brazil.  The Venezuelan portion of the shield is subdivided into five geological provinces with different petrological, structural and metallogenic characteristics.  The provinces are, from oldest to youngest, Imataca, Pastora, Cuchivero, Roraima, and Parguaza.  Only the Imataca, Pastora and Roraima provinces are found in the vicinity of the Siembra Minera deposit.

The Siembra Minera deposit lies within a portion of the lower Caballape Formation volcanic and volcanic-related sedimentary rocks.  The units present are (1) andesitic to rhyolitic tuffaceous volcanic beds, (2) related sedimentary beds, and (3) a tonalitic intrusive body.  All rocks have been tilted and subjected to lower greenschist facies metamorphism.  It is thought, based on information from nearby properties, that the Siembra Minera Project occupies one limb of a large regional fold.  Limited direction-indicating structures show the strata to be top-up.  In the main mineralized trend, moderate to strong foliation is oriented N10°E and dipping 30° to 55° northwest.  This foliation appears to be parallel to the original bedding and tends to be strongest in the finer-grained rocks.  A much weaker foliation orientation appears in outcrop exposures, striking north-northwest and dipping to the southwest.

Exhibit 99.1   Annual Information Form - Page 31

There are four distinct types of gold and copper mineralization present at Brisas, defined by geometry, associated minerals, and the gold-copper ratio.  These zones are the Blue Whale body, disseminated gold+pyrite (± copper), disseminated high copper, and shear-hosted gold.  Only the first three types are encountered within the proposed pit geometry.

Two distinct styles of mineralization are present at Cristinas: hydrothermal breccia-hosted mineralization at Mesones-Sofia and stratiform mineralization at Conductora, Morrocoy, and Cordova.  The vast majority (approximately 95%) of the gold at Cristinas is contained in the stratiform mineralized zone.

Exploration Status

Drilling at Brisas was carried out by Gold Reserve from late 1992 to 2006 and consisted of 975 drill holes totalling approximately 207,000 m.  In addition, four trenches were dug for a total of 60 m.  At Cristinas, drilling was carried out by Placer from 1992 to 1997, consisting of 1,182 drill holes totaling approximately 155,000 m, and by Crystallex from 2003 to 2007, consisting of 90 holes totalling approximately 28,000 m.  The Crystallex drill hole data was not available for RPA’s resource modelling work.

The Siembra Minera mineralization is open down dip in all zones and along strike to the northwest in Morrocoy and Cordova because of insufficient drilling.  Current plans for exploration are based on brownfield expansion of the existing deposit.  As the Siembra Minera Project advances, GRE proposes to carry out approximately 75,000 m to 100,000 m of new drilling.

Mineral Resource Estimates

A Mineral Resource estimate, dated December 31, 2017, was completed by RPA using the Surpac and Leapfrog Geo software packages.  Wireframes for geology and mineralization were constructed in Leapfrog Geo based on geology sections, assay results, lithological information, and structural data.  Assays were capped to various levels based on exploratory data analysis and then composited to three metre lengths.  Wireframes were filled with blocks measuring 10 m by 10 m by 6 m (length, width, height).  Block grades were estimated using dynamic anisotropy and inverse distance squared algorithms.  Block estimates were validated using industry standard validation techniques.  Classification of blocks was based on drill hole spacing distances and other criteria.

A summary of the Mineral Resources at the Siembra Minera Project is provided in Table 1-7.

TABLE 1-7   SUMMARY OF MINERAL RESOURCES – DECEMBER 31, 2017

GR Engineering (Barbados), Inc. – Siembra Minera Project

Category	Tonnes (Mt)	Grade (g/t Au)	Grade (% Cu)	Contained Gold (koz Au)	Contained Copper
					(kt Cu)	(Mlb Cu)
Measured	10	1.02	0.18	318	17	38
Indicated	1,174	0.70	0.10	26,504	1,202	2,649
Total Measured + Indicated	1,184	0.70	0.10	26,823	1,219	2,687
Inferred	1,291	0.61	0.08	25,389	1,044	2,300

Notes:

1.        CIM (2014) definitions were followed for Mineral Resources.

2.        Mineral Resources are estimated at an NSR cut-off value of US$7.20 per tonne for oxide-saprolite material and US$5.00 per tonne for sulphide-saprolite and fresh rock material.

3.        Mineral Resources are constrained by a preliminary pit shell created using the Whittle software package.

4.        Mineral Resources are estimated using a long-term gold price of US$1,300 per ounce, and a copper price of US$3.00 per pound.

5.        Bulk density varies by material type.

6.        Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.        Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

Exhibit 99.1   Annual Information Form - Page 32

Mining

The Siembra Minera Project is an open pit gold-copper mining project that will utilize 30 m3 hydraulic shovels and 236-tonne trucks as the primary mining equipment.

The resource pit optimization was developed by RPA based on the RPA Mineral Resource estimate (Table 1-7).  Blocks classified as Measured, Indicated, and Inferred Mineral Resources were included in the resource pit optimization process for the Siembra Minera deposit.  The resource pit is approximately 6,000 m long and 1,900 m wide with a maximum depth of approximately 700 m.  The pit slope on the east wall follows the mineralization with slopes from 36° to 38°, while the west wall final pit has overall pit slopes ranging from 48° to 50°.

Mine production is scheduled to be carried out at a maximum mining rate ranging from 330 ktpd to 380 ktpd of total material.  Stripping ratios are expected to average 1.16 over the LoM plan.  The production schedule was produced using Whittle software to guide the mining sequence, Vulcan to design phases, waste dumps and the final pit, and XPAC to schedule the phases following the processing requirements.

During the first ten years of the Siembra Minera Project, 5.8 million tonnes per annum (Mtpa) of oxide saprolite that does not require grinding will be processed in the oxide saprolite plant.  The flotation plant starts two years after the oxide plant.  Feed to the flotation mill is scheduled for 58.0 Mtpa for years 3 to10, while softer high copper sulphide saprolite material is available.  In year 11, one quarter of the flotation grinding mill (12.25 Mtpa) is converted to oxide to accommodate the harder low-copper sulphide saprolite and low-copper hard rock materials.  The other 36.75 Mtpa of capacity in the grinding mill are used for the harder higher-copper material in the flotation.  The oxide plant will start processing with a combination of saprolite and low copper hard rock using the leach tanks from the oxide saprolite plant and additional leach tanks required for processing.  The hard rock and sulphide saprolite was divided into high copper and low copper using a 0.02% Cu threshold.

In order to supply the processing input required in the first 10 years of production, the total material mined must achieve up to 120 Mtpa from a combination of the mining phases. The mining rate will change depending on stockpile size, increasing total mining rate to 140 Mtpa in year 20.

Total resources potentially mineable by open pit are estimated at approximately 2.0 billion tonnes of mineralized material at a gold grade of 0.705 g/t and a copper grade of 0.1% with 2.3 billion tonnes of waste for a stripping ratio of 1.16 tonnes of waste per tonne of mineralized material.

All of the waste rock, except that used for TMF construction, will be disposed of in the WRD facilities located to the north, west, and south of the pit.  It appears that a portion of the Siembra Minera pit could be backfilled with waste rock, however, further investigation into tailings disposal and pit backfill opportunities are recommended.

Exhibit 99.1   Annual Information Form - Page 33

Mineral Processing and Metallurgical Testing

The Siembra Minera Project consists of three rock types.  Hard rock ore comprises approximately 87% of the material that will be processed.  The remaining 13% of the mineralized material is saprolite with a split composed of approximately 43% oxide saprolite and 57% sulphide saprolite.  Metallurgical test work was conducted on hard rock that contains higher and lower copper concentrations, and on blends that simulate the blends projected for the plant operation.

Based on the results of metallurgical testing, the conceptual processes selected for the combined project include a cyanide leach plant to process oxide saprolite and sulphide saprolite that contains low concentrations of copper to recover gold as doré from gravity concentration and cyanide leaching plus a flotation concentrator to process sulphide saprolite and hard rock that contain higher concentrations of copper.  The flotation concentrator will recover copper and gold into a copper flotation concentrate and gold as doré utilizing gravity concentration and cyanide leaching of cleaner scavenger tailings.

The production schedule for this PEA is based on initially processing oxide saprolite through a 15,000 tpd cyanide leach plant.  The crushing and screening plant feed is designed to process approximately 10% higher assuming that some of the material will be rejected due to oversize and/or rock material.  Starting in year 7, the majority of the oxide saprolite is depleted and sulphide saprolite that contains low concentrations of copper will also be fed to the plant.  In years 9 and 10, only low copper sulphide saprolite will be fed to the oxide plant.

In year 4, the flotation concentrator will be commissioned.  The feed to the plant includes sulphide saprolite that contains higher concentration of copper and a combination of high and low copper hard rock material at a nominal rate of 140,000 tpd although the actual feed rate is higher in the early years due to the presence of sulphide saprolite which is easier to grind.

In year 11, the quantity of hard rock with suitable copper grades to produce acceptable concentrate grades in the flotation plant diminishes so the plant will be re-configured to process less material through the flotation plant and additional material through the oxide leach plant.  The conceptual plan, at this early stage of the Siembra Minera Project development, is to reduce the feed to the flotation concentrator to approximately 105,000 tpd and increase the tonnage to the oxide leach plant to 35,000 tpd.  The low copper hard rock material will be ground in the existing milling circuit in the flotation plant and the leach plant will be expanded to accommodate the higher tonnage of material.  The ball mill in the oxide leach plant, which is only sized to process saprolite, can be decommissioned or used to grind saprolite that is pumped from the open pit mine to the oxide leach plant.

Environment

Two separate, but parallel ESIA are being prepared for the Siembra Minera Project.  One ESIA is intended to meet Venezuelan regulatory requirements and the second one, international standards and guidelines.  The Venezuelan ESIA is expected to be completed and submitted to the Ministry of People’s Power for Ecosocialism and Water (MINEA) in 2018; and the International ESIA will be completed soon thereafter.

Prior to submission of the ESIA, an Authorization to Occupy the Territory (AOT) must be obtained and a Term of Reference (“TDR”) approved.  The AOT certifies that the proposed use of the land by the Siembra Minera Project is compatible with the land use designation of the area and the TDR defines the scope and contents of the ESIA.  Both AOT and TDR must be submitted to MINEA.  GRE has submitted the application for an AOT, and the TDR for the Siembra Minera Project will be submitted as soon as the AOT is approved.  Upon the approval of the TDR, GRE will prepare and submit the ESIA to MINEA.  An application for the Authorization to Affect Natural Resources (“AANR”), a permit for exploitation, will be submitted as soon as the Siembra Minera Project ESIA is approved, which is expected to be in 2018.

In addition to the ESIAs, GRE is in the process of developing a series of environmental and social management plans and programs.  Thousands of small-scale miners are actively working in the Siembra Minera Project area and adequate management of small-scale mining is critical to the success of the Siembra Minera Project. A conceptual plan for small-scale mining management has been developed by GRE to relocate these miners to the Oro concession area.

Based on the current Project design, reclamation activities will commence soon after construction begins, and will continue throughout the life of the Siembra Minera Project.  Closure activities will continue for three years after the end of the mine life in year 27.  Some intermittent reclamation would also take place before year 23, when areas are no longer needed for mine operation activities.  Total expenditures for reclamation and closure are currently estimated to be approximately US$150 million.

Exhibit 99.1   Annual Information Form - Page 34

Capital Cost Estimate

A summary of capital costs is shown in Table 1-8.

Table 1-8   Capital Cost Summary

GR Engineering (Barbados), Inc. – Siembra Minera Project

Description	Development	Sustaining	LoM Total
Mineral Reserve Definition	0.0	100.0	100.0
Mining	436.6	1,212.6	1,649.2
Processing - CIP	97.0	0.0	97.0
Processing - Concentrator	696.8	11.0	707.8
Processing - Tailings Dam	54.9	322.5	377.4
Processing - Port/Diversion/Vehicles	74.8	34.2	109.0
Processing - CIP Plant Conversion to 35 ktpd	0.0	35.0	35.0
Engineering & Geology	15.9	30.1	46.0
ARD Plant	2.3	0.0	2.3
Site Infrastructure	111.8	9.5	121.3
Subtotal Direct Cost	1,490.1	1,754.9	3,245.0
Indirects - CIP	34.3	0.0	34.3
Indirects - Concentrator	278.1	0.0	278.1
Indirects - Owner's Cost	310.4	150.6	461.0
Total Cost Before Contingency	2,112.8	1,905.5	4,018.3
Contingency - Mining	30.0	0.0	30.0
Contingency - CIP	26.3	0.0	26.3
Contingency - Concentrator	238.6	0.0	238.6
Contingency - TMF	16.5	0.0	16.5
Contingency - Port/Diversion/Vehicles	18.2	0.0	18.2
Contingency - Infrastructure	35.2	0.0	35.2
Contingency - Owner's Cost	93.1	36.2	129.3
Total Contingency	457.8	36.2	494.0
% Contingency	21.7%	1.9%	12.3%
Total Capital Cost	2,570.6	1,941.7	4,512.3
Reclamation/Closure Cost	0.0	150.0	150.0
Total Capital Cost excl. Working Capital	2,570.6	2,091.7	4,662.3
Working Capital[1]	195.4	0.0	195.4
Total LoM Capital Cost	2,766.0	2,091.7	4,857.7

Note:

1.        Upfront working capital of $195 million during Yrs 1 to 4.  Recaptured at end of mine life.

Exhibit 99.1   Annual Information Form - Page 35

Operating Cost Estimate

The Siembra Minera Project will process approximately 2,005 million tonnes of mineralized material over its planned 45-year mine life.  The estimated average operating costs for the Siembra Minera Project life are shown in Table 1-9.

Table 1-9   Estimated LoM Operating Costs

GR Engineering (Barbados), Inc. – Siembra Minera Project

Area	US$/t Milled
Mining (US$1.36/t mined)	2.89
Process	4.93
G&A	1.32
Other Infrastructure	0.14
Transportation	0.36
Off-site Treatment	0.54
Subtotal Operating Costs Before Royalties	10.19
Royalties/Production Taxes	2.77
Total	12.96

Operating costs for this Project appear to be low, however, the diesel fuel price of $0.02/L, the electricity cost of $0.038/kWh ($38/MWh), and the low labour costs have a significant impact on the unit operating costs.

LMS Gold Project

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "LMS Property"), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc.

Raven retains an NSR with respect to (i) "Precious Metals" produced and recovered from the LMS Property equal to 3% of "Net Smelter Returns" on such metals (the "Precious Metals Royalty") and (ii) "Base Metals" produced and recovered from the Property equal to 1% of Net Smelter Returns on such metals, however we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. The LMS Property consists of 36 contiguous State of Alaska mining claims covering 61 km² in the Goodpaster Mining District situated approximately 25 km north of Delta Junction and 125 km southeast of Fairbanks, Alaska. The LMS Property remains at an early stage of exploration and is not considered material to the Company.

Dividends and Distributions

On March 27, 2019, the Company announced that the Board had approved the distribution of between approximately $90 million and $100 million in the aggregate, to holders of Class A Shares as a return of capital. On April 16, 2019, following the Government of Canada’s decision on April 15, 2019 to impose Sanctions against 43 additional individuals under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act, the Board determined that it was in the best interests of the Company and its Shareholders to reduce the aggregate amount of capital to be returned to Shareholders pursuant to the Return of Capital transaction to approximately US$75 million, or approximately US$0.76 per Class A Share (See “U.S. and Canadian Sanctions”). We have not previously declared or paid any dividend since 1984.

The Return of Capital Transaction is intended to occur on a tax-efficient basis for income tax purposes and is to be completed pursuant to a court-approved plan of arrangement transaction under the Act, and requires approval by the Court and at least two-thirds of the votes cast by Shareholders in respect of a special resolution. Generally, the Arrangement consists of a cash distribution, an amendment of the Company's articles of incorporation and an exchange of shares in a manner that results in a Shareholder having the same ownership after the transaction as immediately before. Full details of the Return of Capital Transaction are described in the Company’s management proxy circular and other related materials filed with applicable Canadian securities regulatory authorities and made available at www.sedar.com or www.sec.gov, and posted on the Company’s website at www.goldreserveinc.com. Subject to obtaining the requisite Shareholder approval, obtaining the Final Order from the Court, obtaining TSXV approval, and filing of articles of arrangement, the Arrangement will become effective on or about June 13, 2019.

Exhibit 99.1   Annual Information Form - Page 36

Following the receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments of Net Proceeds to holders of our CVRs and participants under our Bonus Plan, we expect to distribute to our Shareholders a substantial majority of any remaining proceeds, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the future collection of the remaining amounts related to the Award.

Description of Capital Structure

Class A Shares

We are authorized to issue an unlimited number of Class A Shares without par value of which 99,395,048 Class A Shares are issued and outstanding as at the date hereof. Shareholders are entitled to receive notice of and attend all meetings of Shareholders, with each Class A Share held entitling the holder to one vote on any resolution to be passed at such Shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the Board. Shareholders are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets available for distribution to Shareholders.

Preferred shares

We are authorized, subject to the limitations prescribed by law and our articles of incorporation, from time to time, to issue an unlimited number of serial preferred shares (the "Preferred Shares") and to determine variations, if any, between any series so established as to all matters, including, but not limited to: the rate of dividend and whether dividends shall be cumulative or noncumulative; the voting power of holders of such series; the rights of such series in the event of our dissolution or upon any distribution of our assets; whether the shares of such series shall be convertible; and such other designations, rights, privileges, and relative participating, optional or other special rights, and such restrictions and conditions thereon as are permitted by law. There are no Preferred Shares issued or outstanding as of the date hereof.

Share Purchase Options

We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options of up to 8.75 million of the Class A Shares. As of December 31, 2018, there were 4.6 million options outstanding and 2.1 million options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Convertible Notes and Interest Notes

At December 31, 2016, we had $50.9 million aggregate principal amount of convertible notes outstanding, which were comprised of (i) approximately $49.9 million aggregate principal amount of 2018 Convertible Notes and approximately $1.0 million aggregate principal amount of 2022 Convertible Notes. Interest on the 2018 Convertible Notes accrued and was capitalized quarterly and was payable in Interest Notes. Interest on the Interest Notes was also payable in additional Interest Notes. We had $6.2 million aggregate principal amount of Interest Notes outstanding at December 31, 2016.

In the third quarter of 2017, the Company settled all of its outstanding 2018 Notes. Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding. Of these notes, $36.3 million were redeemed for cash and the Company paid an additional $6.4 million related to a 20% premium due on the redeemed notes and $0.2 million in interest to the redemption date. The remaining $22.8 million 2018 Notes were converted to approximately 7.6 million Class A Shares. As a result of the redemption or conversion of 2018 Notes, the Company recorded a $16.6 million loss on settlement of debt consisting of the $6.4 million premium paid and approximately $10.2 million of remaining unamortized discount. In October 2017, the Company redeemed for cash its remaining debt, which consisted of approximately $1.0 million face value of 2022 Convertible Notes.

Market for Securities

The Class A Shares are traded in Canada on the TSXV under the symbol "GRZ" and in the United States on the OTCQX under the symbol "GDRZF". The following table sets forth for the periods indicated the high and low sales prices of the Class A Shares as reported on the TSXV and the OTCQX during 2018.

	TSXV (Cdn $)			OTCQX (U.S. $)
	High	Low	Volume	High	Low	Volume
January	4.04	2.98	239,300	3.51	2.37	686,900
February	3.44	2.65	197,400	2.73	2.13	1,223,500
March	3.57	3.05	170,200	2.74	2.37	982,800
April	3.46	3.17	56,600	2.68	2.40	197,200
May	3.23	2.50	159,700	2.51	2.07	224,500
June	3.87	2.57	122,000	3.02	2.05	266,600
July	3.43	3.00	89,400	2.66	2.25	541,100
August	3.79	3.10	125,200	2.90	2.30	205,600
September	3.65	3.11	173,800	2.80	2.29	180,700
October	3.44	3.10	67,500	2.63	2.32	418,300
November	3.37	2.65	258,300	2.55	1.84	1,079,400
December	3.12	2.74	84,100	2.40	2.01	279,100

On April 25, 2019, the closing price for the Class A Shares was Cdn $3.29 per share on the TSXV and U.S. $2.51 per share on the OTCQX. As of the date hereof, there were a total of 99,395,048 Class A Shares issued and outstanding.

Prior Sales

The only securities of the Company not listed or quoted on a marketplace are stock options. During 2017, we issued options to purchase 5.3 million Class A Shares.

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

As of the date hereof, none of our securities were subject to escrow or contractual restrictions on transfer.

Directors and Officers

Our articles provide that the Board shall consist of a minimum of three and a maximum of fifteen directors, with the actual number of directors to be determined from time to time by the Board. The Board presently consists of seven members. Our by-laws provide that each director shall be appointed and/or elected to hold office, until our next annual meeting of Shareholders, or until their qualified successors are elected. All of the current directors’ terms expire on the date of the next annual meeting.

The following table and notes thereto states the names of each of our directors and executive officers, the province or state and country of residence, all offices now held by such individual, their principal occupation, the period of time such individual has acted as a director or executive officer and the number of Class A Shares beneficially owned, or controlled or directed, directly or indirectly, by each such director or executive officer.

Exhibit 99.1   Annual Information Form - Page 38

Name, Residence and Position	Principal Occupation during the last five years	Director and/or Officer Since	Number of Common Shares Beneficially Owned as of March 31, 2018	Percent of Class	Committee Member-ship
James H. Coleman, Q.C. (2) (3) Alberta, Canada Executive Chairman and Director

Mr. Coleman is the Executive Chairman of the Company since 2016 and prior thereto was the non-Executive Chairman since 2004. He has also been a director of the Company and its predecessor Gold Reserve Corporation since 1994, and a lawyer and a senior partner with the law firm of Norton Rose Fulbright Canada LLP. He has extensive international industry and public company experience as a result of his membership on the Board for over 25 years and on the board of directors of other mining issuers such as Amex Exploration Inc., Avion Gold Corporation and Endeavour Mining Corporation. He has also been a director of Siembra Minera since 2016, Great Basin Energies Inc. since 1996 and MGC Ventures, Inc. since 1997 as well as Energold Drilling Corp. (an oil and gas and mining services company) since 1994,

		February 1994	780,588	*	A,B,E,F
Rockne J. Timm (2) (3) Washington, USA Chief Executive Officer and Director

Mr. Timm has been a director of the Company for over 30 years and the Chief Executive Officer of the Company and its predecessor Gold Reserve Corporation for 30 years. Prior to his involvement with the Company, he was the Chief Financial Officer and Vice President of Finance of a mining company with six producing gold mines. Mr. Timm is also the President and director of Gold Reserve Corporation, Chief Executive Officer of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. since 2016. Mr. Timm has also been a director of Siembra Minera since 2016. In addition, Mr. Timm has been a director of Great Basin Energies, Inc. since 1981 and MGC Ventures, Inc. since 1989.

		March 1984	1,530,040	1.5%	A, B
A. Douglas Belanger (2) (3) Washington, USA President and Director

Mr. Belanger is a geologist with significant industry experience who has been a director of the Company for 30 years and the president of the Company for 14 years. Mr. Belanger also served as executive vice president from 1988 through 2004. He is also the executive vice president and director of Gold Reserve Corporation since 1988, a director of Siembra Minera, director and president of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. since 2016 and GR Mining Group (Barbados) Inc. since 2018, (the “Barbados Subsidiaries”). He has been executive vice president and director of Great Basin Energies Inc. since 1984 and MGC Ventures, Inc. since 1997.

		August 1988	1,700,940	1.7%	A,C,D,E

Exhibit 99.1   Annual Information Form - Page 39

James P. Geyer Washington, USA Independent Director

Mr. Geyer, who has a Bachelor of Science in Mining Engineering, has been a director of the Company for 21 years and has significant operating and mine project experience in gold and copper operations around the world as well as public company experience as a result of his roles with the Company, Wheaton River Minerals Ltd., USMX Inc., Thompson Creek Metals Company Inc. (“Thompson Creek”) (during which time Thompson Creek constructed and commissioned the Mount Milligan Mine) and Stonegate Agricom Ltd. Prior to the expropriation of the Brisas Project by Venezuela, Mr. Geyer was the Senior Vice President of the Company responsible for the development of the Brisas Project. Mr. Geyer also led the analysis on behalf of the Company of the Brisas Cristinas Project (now known as the Siembra Minera Project). Mr. Geyer has considerable knowledge of and experience with mining regulations in Venezuela.

		June 1997	407,473	*	C,H,G
Jean Charles Potvin Ontario, Canada Independent Director

Mr. Potvin holds a Hon. BSc. in geology as well as an MBA and has been a director of the Company and its predecessor Gold Reserve Corporation since 1993. He has also been a director of Murchison Minerals Ltd. (formerly Flemish Gold Corp.) and is a director and Chairman of the Audit Committee of Azimut Exploration Ltd. a publicly listed mineral exploration company. Mr. Potvin has been a key member of the Company's Audit Committee for almost 16 years. Mr. Potvin also has nearly 15 years of experience as a top-ranked mining investment analyst at Burns Fry Ltd. (now BMO Nesbitt Burns Inc.). Mr. Potvin was also a founder and the Chief Executive Officer of an international mineral exploration company that was acquired in a friendly transaction by one of the largest gold companies in the world. Mr. Potvin has extensive mineral development experience in Canada, Central and South America as well as Africa.

		November 1993	316,672	*	C,D,F,G,H
Robert A. Cohen Massachusetts, USA Independent Director	Mr. Cohen retired as of October 1, 2016 from his position as a litigation partner in the international law firm Dechert LLP, and its predecessor firms, in the New York office.	August 2017	-	*	B,F

Exhibit 99.1   Annual Information Form - Page 40

James Michael Johnston(1) Washington, USA Independent Director

Mr. Johnston co-founded Steelhead Partners LLC in late 1996 to form and manage the Steelhead Navigator Fund. Prior, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University.

		August 2017	10,499,924	10.6%	G,H
Robert A. McGuinness (2) (3) Washington, USA Vice President Finance and CFO	Mr. McGuinness’ principal occupation has been as Vice President of Finance of the Company since March 1993 and Chief Financial Officer since June 1993. He has also served as Vice President of Finance for Gold Reserve Corporation since 1993, Vice President of Finance and director of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. since 2016, Vice President of Finance and director of GR Mining Group (Barbados) Inc. since 2018 and Vice President of Finance, Chief financial Officer and Treasurer of Great Basin Energies, Inc. and MGC Ventures, Inc. since 1997.	March 1993	208,004	*
Directors and officers as a group			15,443,641	15.5%

*Indicates less than 1%

(1)   Mr. Johnston is a member and portfolio manager of Steelhead Partners, LLC, which acts as investment manager of Steelhead Navigator Master, L.P. and another client account that together hold 10,499,924 Class A Shares. As such, Mr. Johnston may be deemed to beneficially own the shares owned by these client accounts in that he may be deemed to have the power to direct the voting or disposition of these shares. Otherwise, Mr. Johnston disclaims beneficial ownership of these securities.

(2)   Messrs. Timm, Belanger, Coleman, and McGuinness are directors and/or officers of Great Basin Energies, Inc.
(OTC: GBEI), which owns 491,192 Class A Shares, or 0.5% of the outstanding Class A Shares. The foregoing individuals beneficially own 17.6%, 11.2%, 4.2% and 1.3%, respectively, of the outstanding common shares of Great Basin Energies, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in Great Basin Energies, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Class A Shares owned by Great Basin Energies, Inc. and such Class A Shares are not included in this total.

(3)   Messrs. Timm, Belanger, Coleman, and McGuinness are directors and/or officers of MGC Ventures, Inc.
(OTC: MGCV), which owns 258,083 Class A Shares, or 0.3% of the outstanding Class A Shares. The foregoing individuals beneficially own 18.4%, 18.6%, 7.5% and 1.9%, respectively, of the outstanding common shares of MGC Ventures, Inc. and may be deemed indirectly to have an interest in the Company through their respective management positions and/or ownership interests in MGC Ventures, Inc. Each of the foregoing individuals disclaims any beneficial ownership of the Class A Shares owned by MGC Ventures, Inc. and such Class A Shares are not included in this total.

(A)   Executive Committee; (B) Legal Committee; (C) Mining Committee; (D) Financial Markets Committee; (E) Barbados Committee; (F) Nominating Committee; (G) Compensation Committee; (H) Audit Committee.

Information concerning Class A Shares beneficially owned, or controlled or directed, directly or indirectly, is based on information provided to us by our directors and executive officers.

Exhibit 99.1   Annual Information Form - Page 41

Corporate Cease Trade Orders

At the date of this Annual Information Form, none of our directors or executive officers is, or has been within ten years prior to the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company that:

(i)            was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or officer was acting in the capacity as director, chief executive officer or chief financial officer of the relevant company; or

(ii)           was subject to a cease trade order, an order or similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Penalties or Sanctions

At the date of this Annual Information Form, none of our directors or executive officers or any shareholder holding a significant number of our securities to materially affect control of us, is or has been subject to:

(i)            any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)           any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Bankruptcies

None of our directors or executive officers, or a Shareholder holding a sufficient number of our securities to materially affect control of us:

(i)            Other than as disclosed below, no proposed director of the Company or any personal holding company of such person has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Coleman served as a director of Petrowest Corporation ("Petrowest") until May 18, 2017. On August 15, 2017 the banking syndicate of Petrowest obtained an order from the Alberta Court of Queen's Bench to place Petrowest into receivership; or

(ii)           has, within ten years prior to the date of the Annual Information Form become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Shareholder.

Audit Committee Information

Audit Committee Charter

The Board has a separately-designated standing Audit Committee for the purpose of overseeing our accounting and financial reporting processes and audits of our annual financial statements. The Audit Committee of the Board operates within a written mandate (the "Audit Committee Charter"), as approved by the Board, which describes the Committee’s objectives and responsibilities. The full text of the Audit Committee Charter is attached as Exhibit A to our proxy circular for our 2019 annual general and special meeting of Shareholders (the "2019 Proxy Circular") which is available for review under our profile at www.sedar.com and www.sec.gov or is available at www.goldreserveinc.com under the Investor Relations page.

Exhibit 99.1   Annual Information Form - Page 42

Composition of the Audit Committee

The Audit Committee is composed of the following three directors:

Jean Charles Potvin (Chair)               James P. Geyer                     Michael Johnston

The Board has determined each member of the Audit Committee to be "independent" and "financially literate" as such terms are defined under Canadian securities laws. In addition, the Chair of the Committee, Mr. Potvin, is considered by the Board to qualify as an "audit committee financial expert" as defined by the SEC. The Board has made these determinations based on the education and experience of each member of the Committee, as outlined below.

Relevant Education and Experience

The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:

Mr. Potvin holds a Hon. BSc. in geology as well as an MBA and has been a director of the Company for over 25 years and is also a director of Murchison Minerals Ltd. (formerly Flemish Gold Corp.) and a director and Chairman of the Audit Committee of Azimut Exploration Ltd. a publicly listed mineral exploration company. Mr. Potvin also has nearly 15 years' experience as a top-ranked mining investment analyst a Burns Fry Ltd. (now BMO Nesbitt Burns Inc.). Mr. Potvin has been a member of the Audit Committee since August 2003.

Mr. Geyer has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, has 42 years of experience in underground and open pit mining and has held engineering and operations positions with a number of companies including AMAX and ASARCO. Mr. Geyer was the Senior Vice President of the company responsible for the development of the Brisas Project and also led the analysis of the Brisas Cristinas Project on behalf of the Company. Mr. Geyer is a former Director of Thompson Creek Metals Inc. where he was previously a member of the Audit Committee. Mr. Geyer has been a member of the Audit Committee since March 2015.

Mr. Johnston co-founded Steelhead in late 1996 to form and manage the Steelhead Navigator Fund. Prior thereto, as senior vice president and senior portfolio manager at Loews Corporation, Mr. Johnston co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Mr. Johnston was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University.

Independent Registered Public Accounting Firm Service Fees

Fees paid or payable to our independent registered public accounting firm, PricewaterhouseCoopers LLP, are detailed in the following table:

Fee category	(U.S.$) Year Ended 2018	(U.S.$) Year Ended 2017
Audit Fee	$ 162,756	$ 134,745
Audit Related Fees	41,084	66,038
Tax Fees	74,307	111,340
All Other Fees	nil	3,455
Total	$ 278,147	$ 315,578

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of our annual financial statements, the reviews of our quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.

Exhibit 99.1   Annual Information Form - Page 43

Tax Fees

Tax fees were for services outside of the audit scope and represented tax return preparation, consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

All Other Fees

All Other Fees represent costs not included above.

Pre-approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of services performed by our external auditors, with the objective of maintaining the independence of the external auditors. Our policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to our subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Audit Committee with the provision that such approvals be brought before the full Audit Committee at its next regular meeting. Our policy sets out the details of the permissible non-audit services consistent with the independence requirements of the United States Sarbanes-Oxley Act of 2002 and the Canadian independence standards for auditors. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to our management.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, such individuals may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises the individual is required to abstain from participating in the deliberation or approval of such participation or such terms. In accordance with the laws of Alberta, Canada, the directors and officers are required to act honestly, in good faith and in our best interests.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures of conflicts of interest. All such conflicts will be disclosed by such directors and/or officers in accordance with the Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Our directors and officers are not aware of any such conflicts of interests.

Legal Proceedings and Regulatory Actions

See “General Development and Description of the Business- Brisas Arbitral Award Settlement and Mining Data Sale” for a discussion of legal proceedings related to the Award. Except for the proceedings related to the Award, there were no legal proceedings, to which we are aware of or of which any of our property was the subject, since the beginning of the most recently completed financial year, nor were there any proceedings known by us to be contemplated, that involve a claim for damages exceeding 10% of our current assets. In addition, to the best of our knowledge, there were no:

(i)            penalties or sanctions imposed against us by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2018;

(ii)           penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision; or

(iii)          settlement agreements entered into by us before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2018.

Interest of Management and Others in Material Transactions

In the third quarter of 2017, the Company settled all of its outstanding 2018 Notes. Prior to settlement, the Company had a total of $59.1 million face value of 2018 Notes outstanding. Of these notes, $15.4 million and $26.0 million were held by funds managed by Steelhead and Greywolf Capital Management L.P. ("Greywolf"), respectively. Both Steelhead and Greywolf exercised control or direction over more than 10% of the Class A Shares prior to the transaction (See Note 10 to the audited consolidated financial statements).

Exhibit 99.1   Annual Information Form - Page 44

Other than as disclosed herein, we are not aware of any material interest, direct or indirect, of any director, executive officer, or Shareholder that beneficially owns, or controls or directs, directly or indirectly more than 10% of our voting securities, or any associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year, that has materially affected us, or is reasonably expected to materially affect us.

Transfer Agents and Registrars

Our registrar and transfer agent is Computershare Trust Company, Inc. ("Computershare"). Computershare maintains the Company’s register for the Class A Shares in Highlands Ranch, CO.

8742 Lucent Blvd, Suite 225                                                            8th Flr, 100 University Avenue

Highlands Ranch, CO 80129                                                            Toronto, Ontario Canada M5J 2Y1

Material Contracts

Except as set forth below, the Company did not enter into any contract during the most recently completed financial year, and has not entered into any contract since January 1, 2002 that is still in effect, that may be considered material to the Company, other than material contracts entered into in the ordinary course of business not required to be filed under National Instrument 51-102-Continuous Disclosure Obligations.

Settlement Agreement

In July 2016, we signed the Settlement Agreement pursuant to which Venezuela agreed to pay us the Award  and purchase the Mining Data. Under the terms of the Settlement Agreement, Venezuela agreed to pay the Company $792 million to satisfy the Award and $240 million for the purchase of the Mining Data for a total of approximately $1.032 billion in monthly installments. The first $240 million to be received by Gold Reserve Corporation from Venezuela was related to the sale of the Mining Data (See "General Development and Description of the Business – Brisas Arbitral Award Settlement and Mining Data Sale").

Mixed Company Agreement

In August 2016, we executed an agreement with the government of Venezuela to form Siembra Minera, the entity whose purpose is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation and 45% by Gold Reserve (See "Exploration Prospects- Siembra Minera Project - Empresa Mixta Ecosocialista Siembra Minera, S.A").

Interests of Experts

There is no person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102, by us during, or related to, our most recently completed financial year and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company, other than PricewaterhouseCoopers LLP, Richard J. Lambert, P.E., P.Eng., José Texidor Carlsson, P.Geo., Grant A. Malensek, P.Eng., Hugo Miranda, C.P. and Kathleen A. Altman, Ph.D., P.E. each of whom is independent of the Company.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has advised us that they are independent with respect to us within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia, the meaning of the Securities Acts administered by the SEC and relevant legislation and the requirements of the Public Company Accounting Oversight Board.

In March 2018, a technical report with respect to the PEA of the Siembra Minera Gold Copper Project in accordance with NI 43-101 was filed by the Company. The Qualified Persons (as defined in NI 43-101) in respect of the PEA who have reviewed, verified and approved such information are Richard J. Lambert, P.E., P.Eng., José Texidor Carlsson, P.Geo., Grant A. Malensek, P.Eng., Hugo Miranda, C.P., and Kathleen A. Altman, Ph.D., P.E. To the best of our knowledge as of the date hereof, the aforementioned persons own, directly or indirectly, less than 1% of our securities. In addition, none of the aforementioned persons is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

Exhibit 99.1   Annual Information Form - Page 45

Additional information relating to the Company may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in our audited consolidated financial statements for the year ended December 31, 2018 and managements’ discussion and analysis for the most recently completed financial year, both of which are also available, on the aforementioned websites. Information, including information relating to directors' and officers' remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, where applicable, is contained in the proxy circular for our 2019 annual general and special meeting.

Exhibit 99.1   Annual Information Form - Page 46